Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

May. 29, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

dlw 6/5

#000010-9 XCE 100

FOR IMMEDIATE RELEASE

February 24, 2006

Listed Stock Name:	Eisai Co., Ltd.
Location of Headquarters:	4-6-10, Koishikawa Bunkyo-ku, Tokyo
Director and President:	Mr. Haruo Naito
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Executive Officer Corporate Communications Phone: +81-3-3817-5085

Notice Concerning the Split-off of Management Function of the R&D Division and Other Relevant Function of Eisai Co., Ltd.

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) reached a resolution to split-off the management functions of the R&D Division and other relevant function into Eisai R&D Management Co., Ltd., a newly established wholly-owned subsidiary of Eisai Co., Ltd., as of April 1, 2006 (hereinafter referred to as the "Separation") at the Executive Committee held on February 24, 2006. Details are noted below.

1. Purpose of the Separation

   Eisai believes that the ideal condition to create innovation from research on new drugs will be realized by supporting small teams led by excellent leaders. As a result, the most important issue for the management of the R&D Division lies in empowering each project team to execute their project with prioritized resources provided by consistent management across R&D. The purpose of the split-off of the management of the R&D Division and other relevant function at this time is to support the activities of the team structure and create and develop new drugs efficiently. Eisai will establish a system in which the R&D management as a team will manage project through support of the International Project Team (IPT) for each theme to optimize the allocation of financial resources and manpower. Important decisions at the new company will be made by executives in charge of all R&D functions as well as marketing and safety in order to further improve the productivity and efficiency of the R&D activities.

Main operations at the new company include:

- Realization of new products' submission/approval schedules defined in the business plan
- Management of IPT for smooth progression of drug development
- Development of a strategy toward swift acquisition and utilization of advanced technologies
- Development of a plan to allocate resources among global R&D activities
- Management of intellectual properties, which are the deliverables of R&D activities and other relevant activities

2. Overview of the Separation

(1) Schedule of the Separation

Date of the Executive Committee for approval of the Separation plan: February 24, 2006

Date of the Separation: April 1, 2006 (planned)

Date of registration of the Separation to the Legal Affairs Bureau: April 3, 2006 (planned)

Note: In accordance with the provisions of the Commercial Code Article 374-6 (simple incorporation-type separation), the company making the Separation is not required to obtain consent at the general shareholders' meeting.

(2) Method of the Separation

1. Method of the Separation

Eisai Co., Ltd. is defined as the company making the Separation; "Eisai R&D Management Co., Ltd." is a newly incorporated subsidiary by the Separation. ("Kan-i Bunkatsu")

2. Reason for Adoption of the Above Method

Eisai aims to further improve the productivity and efficiency of the global R&D activities by conducting the separation of R&D management function and other relevant function. For this purpose, Eisai decided to adopt the "Bunsha Gata Shinsetsu Bunkatsu" under which a newly incorporated subsidiary will succeed such business, while all shares issued by such subsidiary will be allotted to Eisai on the split-off of the management of the R&D Division.

(3) Allotment of Shares

All of 200 common stocks issued by the new company will be allotted to Eisai.

(4) Provision of Subsidy

No subsidy will be paid.

(5) Rights and Obligations Succeeded by the New Company

The new company will succeed assets (cash equivalents and intangible assets) in connection with the management functions of the R&D Division and management functions of intellectual properties excluding some products, and the associated rights and liabilities of

Eisai. It should be noted that the employees of Eisai who are mainly engaged in the functions as of the date of the Separation will be temporarily transferred to the new company.

(6) Prospect on Fulfillment of Liabilities

As for obligations and liabilities, Eisai believes that no issue will be expected regarding the fulfillment of liabilities which Eisai and the new company should be charged with after the Separation. As for obligations and liabilities which will be transferred to the new company for assumption after the Separation, Eisai will jointly assume obligations and liabilities in accordance with the Separation plan.

(7) Directors and Officers of the New Company

The newly appointed members of the Directors, Statutory Auditors and Executive Officers are planned as follows:

<Directors and Auditor>

Title	Name	Present Title at Eisai
Director and Chairman of the Company	Haruo Naito	President and CEO
Director	Nobuo Deguchi	Senior Vice President
Director and President	Kentaro Yoshimatsu	Senior Vice President
Statutory Auditor	Hideaki Matsui	Representative Executive Officer & Executive Vice President

<Executive Officers>

Title	Name	Present Title at Eisai
President	Kentaro Yoshimatsu	Senior Vice President
VP, Project Management	Masanori Tsuno	ESL Director
VP, Strategy・Planning	Terushige Iike	Director, Strategic Pipeline Planning Department
VP, Global Regulatory	David Jefferys	EEL Senior Director
VP, Global Clinical	Jiro Hasegawa	Senior Vice President
VP, Global Clinical	Mindell Seidlin	EMR President
VP, Global Clinical – Japan	Hisashi Tanaka	Vice President
VP, Japan Research – ECL	Seiichi Kobayashi	ERI Executive Director
VP, US Research	Michael Lewis	ERI President
VP, Europe Research	Yukio Nishizawa	ELL Director
VP, Global Safety Officer	Stewart Geary	Deputy Director, Corporate Regulatory Compliance, Quality Assurance
VP, Marketing	Ed Broughton	ESI Senior Vice President

ESL: Eisai Ltd.
EMR : Eisai Medical Research, Inc.
ERI : Eisai Research Institute of Boston, Inc.
ELL : Eisai London Research Laboratories, Ltd.
ESI : Eisai Inc.
ECL : Eisai Co., Ltd.

<Operational scheme>



Board of Directors
Chairperson
President
VP: Project Management
VP: Strategy/Planning
VP: Global Regulatory
(VP: Vice President)
VP: Global Clinical
VP: Global Clinical
VP: Global Clinical-Japan
VP: Japan Research
VP: US Research
VP: Europe Research
VP: Global Safety Officer
VP: Marketing
International Project Teams (IPTs)

3. Profile of the Parties Involved in the Separation

(1) Trade Name	Eisai Co., Ltd. (The company making the Separation)	Eisai R&D Management Co., Ltd. (Newly incorporated subsidiary)
(2) Business	Manufacture and sales of pharmaceuticals, quasi-drugs, pharmaceutical machinery, etc.	Management of the R&D Division and intellectual properties
(3) Date of Establishment	December 6, 1941	April 3, 2006 (planned)
(4) Location of Headquarters	4-6-10, Koishikawa Bunkyo-ku, Tokyo	Bunkyo-ku, Tokyo (planned)
(5)Representative	Haruo Naito (President and CEO)	Kentaro Yoshimatsu (President) (planned)
(6) Capital	¥44,985 million	¥10 million (planned)
(7) Number of Shares Issued	296,566,949 shares	200 shares
(8) Shareholders' Equity	¥448,255 million	¥76 million
(9) Gross Assets	¥546,890 million	¥76 million
(10) Settlement Term	March 31	March 31
(11) No. of Employees	3,783 (individual, as of March 31, 2005)	20 (planned)
(12) Main Business Partners	<Suppliers> Beta Chem Co., Ltd. Novo Nordisk Pharma Ltd. Chugai Pharmaceutical Co., Ltd. <Clients> Alfresa Corp. Suzuken Co., Ltd. Mediceo Paltac Holdings Co., Ltd.	<Entrusted to> Eisai Co., Ltd.

(13) Major Shareholders and Ratio of their Share holdings (as of September 30, 2005)	The Master Trust Bank of Japan, Ltd. (trust account) (6.24%), Nippon Life Insurance Co. (4.66%), Japan Trustee Services Bank, Ltd. (trust account) (4.55%), Saitama Resona Bank, Ltd. (4.18%)	Eisai Co., Ltd. (100%)
(14) Main Trading Banks	Saitama Resona Bank, Ltd., Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd.	TBD

(15) Relations between the Companies	Capital	The new company shall be a wholly-owned subsidiary company of Eisai.
	Personnel	Eisai will dispatch officers and employees as secondees to the new company.
	Partnerships	The new company will be entrusted with the management operations related to R&D activities from Eisai.

Note) The above amounts of capital, shareholders' equity and gross assets of the new company are the ones as of September 30, 2005.

(16) Business Results over the Last 3 Settlement Terms of Eisai Co., Ltd.

	Eisai Co., Ltd. (company making the Separation)		
Settlement Term	March 2003	March 2004	March 2005
Net Sales	¥289,603 million	¥303,626 million	¥307,936 million
Operating Income	¥65,273 million	¥67,057 million	¥67,634 million
Ordinary Income	¥64,805 million	¥66,559 million	¥69,115 million
Net Income	¥34,174 million	¥41,883 million	¥43,498 million
Net Income per Share	¥117.57	¥143.73	¥151.56
Annual Dividends per Share	¥32.00	¥36.00	¥56.00
Shareholders' Equity per share	¥1,293.44	¥1,407.52	¥1,510.69

4. Details of the Functions to be Separated

(1) Overview

Development and progress management of a plan on R&D activities of pharmaceutical products

Enforcement of licensing, trade, operation and maintenance of intellectual property rights

(2) The items and amounts of property for transfer and liabilities (as of September 30, 2005)

Assets		Liabilities	
Items	Book Value	Items	Book Value
Current Assets	¥30 million	Current Liabilities	—
Fixed Assets	¥46 million	Fixed Liabilities	—
Total	¥76 million	Total	—

5. Condition of the Company after the Separation

There will be no change to the corporate name, nature of business, location of headquarters, capital or settlement terms of the company after the Separation. The Separation will have negligible effects on the company's consolidated performance. The company is predicted to incur no reduction in gross assets as a result of the Separation.

- End of document -

FOR IMMEDIATE RELEASE

February 28, 2006

Listed Stock Name	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone: +81-3-3817-5085

Announcement of the 5th Mid-term Strategic Plan

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) resolved its 5th Mid-term Strategic Plan (for 6 years from April 2006 to March 2012) at the Board of Directors (Chairman: Tadashi Kurachi) meeting held on February 28, 2006. Through implementation and achievement of the 5th Mid-term Strategic Plan, Eisai will strive to grow internationally, further improving our corporate value. The main outline of the 5th Mid-term Strategic Plan is as follows.

<Main Outline of the 5th Mid-term Strategic Plan >

Eisai has added elements to create value for shareholders to our articles of incorporation in addition to the policy that "The Company's corporate concept is to give first thought to patients and their families, and to increase the benefits that health care provides. Under this concept, the Company endeavors to become a human health care (*hhc*) company." Eisai is the only pharmaceutical company that shares the corporate philosophy with the shareholders and our only objective is to put it into practice. Furthermore, Eisai believes that it is the employees with a spirit of realizing the philosophy that are the basis of a pharmaceutical company.

As it is expected that we will achieve our goal of the ongoing 4th Mid-term Plan (Millennium Plan) one year before the original final year of 2006, we have decided to initiate the 5th Mid-term Strategic Plan (Dramatic Leap Plan) for 2006 to 2011. Main strategies are as follows.

Concept of The World Headquarters

It is necessary to establish a flexible system (global flexibility) which can globally handle any situation and a corporate entity (or a business model) to further improve the efficiency and productivity in creating value with "Think Diligently" as the axis of a system to deal with each issue

thoroughly and minutely.

Eisai promotes the idea of World Headquarters (WHQ) based on the concept of "Create value by the best person at the best place in the best structure". In this business model, the functional headquarters as important functions of the pharmaceutical business and the regional headquarters in Japan, the U.S., Europe and Asia are located in the most adequate country and region, and the model in which these two headquarters function organically will be considered as WHQ.

Numerical Targets

Eisai aims to achieve sales of ¥1 trillion in the consolidated basis in 2011, with R&D expenses of ¥200 billion, operating income of ¥200 billion, ¥120 billion of net profit, approximately 16% of ROE, approximately 8% DOE and ¥420 EPS. In terms of the sales in each region, we aim them to be the ratio with good balance in the world market of roughly 36:44:20 for Japan, the U.S., and Europe/Asia, respectively.

Research and Development Strategy

Eisai will focus on disease areas, Neuroscience and Oncology, and aims to realize speedy and efficient achievement of business plan for new products through the newly-established R&D Management Company (R&DMC). For discovery research, we aim to enhance the ability for Candidate Selection by reinforcement of research capabilities in the U.S and Europe. For clinical research, we aim to enhance activities by the unification of clinical research in Japan, US, Europe and Asia.

Oncology Business Strategy

We establish the Eisai Oncology Unit in the U.S. not only to make efforts to advance our growing development of oncology drugs according to plans for regulatory application but to unify functions of discovery research, clinical development and marketing. In addition, Eisai will cover treatments including pain, anemia and vomiting as a part of supportive therapies which are rapidly gaining significance in the Oncology Business.

Independent Marketing Strategy

Eisai aims to initiate independent marketing activities globally for the new products. In order to do so, we will increase the number of MRs in each area and form a special MR team for oncology. We will also establish a Global Marketing Headquarters in the U.S.

Transformation Strategy

It is a significant strategy to transfer operations to areas which have excellent

technological levels and excel in cost performance to gain the global flexibility (transformation). Eisai will strive to create innovative wisdom by assuming clinical research, data management/statistical analysis, medicinal chemistry, process chemistry, formulation research and production and by making maximum use of advantages offered in India.

Human Resources Strategy

Eisai addresses to establish a Human Resource System that can realize bringing up global human resource and their interaction for WHQ and R&DMC. We also aim to establish a system for dual reporting and virtual organizational administration.

Measures and Policies to Return to Shareholders

Eisai considers it fundamental to aggressively invest in resources by identifying opportunities for growth and to improve the corporate value, regarding dividends as the core of returning profits in this Mid-term Plan as well. We will continue to adopt DOE (dividend on equity) as a basic indicator and aim for the level of 8% for DOE in 2011. Furthermore, Eisai will continue IR activities with an emphasis on dialogues with the shareholders.

[Outline of the 5th Mid-term Strategic Plan is accompanied as an attachment]

[Reference for Press Release]

Outline of 5th Mid-Term Strategic Plan

Having completed four mid-term strategic plans since 1987, Eisai has developed itself into a company that is constantly creating patient value on a global scale. During this growth period, it has increased sales 4 times, operating profit 4 times, net profit 10 times, and R&D expenses 5 times. In particular, the goals of the most recent 4th Mid-Term Strategic Plan (Millennium Plan) are almost being achieved one year ahead of the scheduled FY2006. We are thereby accelerating the start for the 5th Mid-Term Strategic Plan "Dramatic Leap Plan" (hereinafter referred to as "The Plan") to FY2006. The Plan was duly approved by the Board on February 28, 2006. The outline thereof is shown below.

The Corporate Mission and Basis of Eisai

Eisai proposed to incorporate its philosophy of seeking the status of a human healthcare company (*hhc*) based on the Corporate Mission, "We give first thoughts to patients and their families, and to increasing benefits that healthcare provides", into articles of incorporation with some additional terms reflecting its stakeholders' value creation policy at the General Meeting of Shareholders in June 2005 and it was approved by the shareholders. We believe Eisai is the only company that shares corporate mission with shareholders among its peers. We are confident that the basis of Eisai relies on the presence of employees who are enthusiastic in contribution to corporate mission through daily business activities.

The Term

Start in FY2006 and conclude in FY2011 (6 years)

The World Headquarters Concept

A look towards 2011 will show the progress of science and technology, the reform of healthcare systems, the dawn of new economic blocs, the rise of new emerging markets, and other changes. In order to solidly grasp the growth opportunities under such circumstances, we must create a corporation or business model that will strive for further

enhancement of efficiency and productivity in value creation with two core concepts of 'global flexibility', a flexible structure capable to respond globally to any circumstance, and 'to think diligently', a framework that captures details and enables the careful handling of each matter.

We envisage the World Headquarters (WHQ) concept as such a business model. Under the slogan, "value creation at all places by the best people with the appropriate structure," this business model will establish the functional headquarters (FHQ) for essential functions of the pharmaceutical business in the most globally appropriate place. We will also further develop regional headquarters (RHQ) in Japan, the United States, Europe and Asia. The WHQ is formed by the combination of FHQ and RHQ.

Numerical Targets

The Plan targets the following figures to be achieved on a consolidated basis in FY2011: net sales of 1 trillion yen, R&D expenses of ¥200 billion, operating income of ¥200 billion, net profit of ¥120 billion, Return on Equity (ROE) of approximately 16%, Dividends on Equity (DOE) of approximately 8% and Earning per Share (EPS) of ¥420.

(Unit: billions of yen, percentage)

	FY2005		FY2011		
	Forecast	%	Plan	%	CAGR 05-11
Net Sales	595	100.0	1,000	100.0	9
R&D Expenses	94	15.8	200	20.0	13
Operating Profit	96	16.1	200	20.0	13
Net Profit	63	10.6	120	12.0	11
ROE	13.1%		16%		
DOE	5.4%		8%		
EPS	220.4 yen		420 yen		

In the first three years, active investment towards the transformation and preparation of rich product launch in the latter three years will be made. During the latter three years, we will aim at a dramatic improvement of profitability by carrying out independent marketing of new products. With a six-year compound average growth rate (CAGR) of 9% – or a close to two-digit – net sales, the CAGR in operating profit will be 13% as well as a substantial improvement in operating profit to sales ratio, an increase from 16.1% in FY2005 to 20.0%.

The numerical targets and growth forecasts for each area in FY2011 are as follows.

(Unit: billions of yen, percentage)

Area	Plan	%	CAGR 05-11
Japan	360	36.0%	4%
Ethical Pharmaceuticals	320	32.0%	7%
America	440	44.0%	10%
Europe	140	14.0%	21%
Asia & others	60	6.0%	20%
Overseas total	640	64.0%	13%
Global total	1,000	100.0%	9%

The proportion of net sales in three regions, Japan, America and Europe/Asia, is estimated to be 36:44:20, and greater than 20% growth is expected in Europe/Asia region. The sales forecast for the core products are estimated as follows.

(Unit: billions of yen, percentage)

Product	Plan	%	CAGR 05-11
Aricept	275	27.5%	6%
Pariet/AcipHex	207	20.7%	6%
Subtotal	482	48.2%	6%
Current products total	700	70.0%	3%
New Products	300	30.0%	--
Total	1,000	100.0%	9%

We expect the proportion of current and new products will be approximately 70:30.

Shareholder Return Measures

While the enhancement of corporate value through the identification of growth opportunities and the proactive injection of resources being implemented, we will continue, in The Plan, to position dividends as the center of the return of profits to shareholders. We consider DOE as the basic index. As we will aim for a DOE of 8 percent level in FY2011, it shall consist of dividend payout ratio, return ROE at 50% and 12%, respectively. We will further promote IR activities with the focus on dialogue with shareholders.

Research and Development Strategy

The biggest factor for achieving this mid-term plan is the realization of the product application schedule as planned and the achievement of their approvals. New chemical entities that include those already filed and the life cycle management themes for current products, primarily *Aricept* and *Pariet/AcipHex*, will be positioned as important themes, the progress of which shall be managed by the company as a whole.

Target filing schedule of major projects

Theme	Indication	Target filing
T-614	Rheumatoid arthritis (JP)	Filed
Rufinamide	Epilepsy (US, Eu)	Filed
D2E7	Rheumatoid arthritis (JP)	Filed
E2014	Cervical dystonia (JP)	FY2006
E7389	Breast Cancer (3rd line) (US)	FY2006
E2007	Parkinson's disease (US, Eu)	FY2007
KES524	Obesity management (JP)	FY2007
E5564	Severe sepsis (US, Eu)	FY2009
AS-3201	Diabetic complication (US, Eu)	FY2009
Clevudine	Hepatitis B (Asia)	FY2009
E5555	Acute coronary syndrome (US, Eu)	FY2010
E2012	Alzheimer's Disease (US, Eu)	FY2010

Product	Description	Target filing
Aricpet	Vascular dementia (US)	Filed
	Severe Alzheimer (US, JP)	Filed
	Sustained release formulation (US, Eu)	FY2009
	Transdermal formulation (US, Eu)	FY2009
	Pediatric use (US, Eu)	FY2009
Pariet/ AcipHex	*H. pylori* eradication (JP)	Filed
	Symptomatic GERD (JP)	FY2005
	Extended release formulation (US, Eu)	FY2009
E0167	Recurrence of hepatocellular carcinoma (JP)	FY2008

A further essential factor is that we continue to generate new First-in-Class and Best-in-Class drugs in the unmet medical needs areas. We will implement four primary R&D strategies for this purpose.

1. Franchise-focus

While we will further evolve the franchise-focused strategy and progressively transform our franchise areas, we will inject approximately 75% of R&D resources into the following areas:

- Integrative Neuroscience: brain science, neurology and psychiatric medicine
- Integrative Oncology: oncotherapy and supportive-care treatment

2. Improving Drug Discovery and Development

We will position the KAN Research Institute as the uppermost-stream organization for drug discovery. KAN will relocate to Kobe where Japan's leading life science cluster is evolving in during FY2006. This will enable us to aim at enriching collaborative work with academia, and KAN will become a base for translational research.

In Tsukuba Research Laboratories, we plan to upgrade drug discovery technologies especially in the franchise areas, and improve efficiency and productivity by the effective utilization of cutting-edge technologies e.g. bioinformatics, compound library and proteome which will support global collaborations with the U.S. and European drug discovery laboratories as a common technology base.

We are expecting to expand campus of the Eisai Research Institute of Boston and it will be in operation during FY2006. We shall make it a stronghold with about 200 researchers (an increase of 60 researchers) and strive for a dramatic enhancement of exploratory functions in the U.S. Furthermore, the Eisai London Laboratory shall establish new laboratories in Hatfield, U.K., Eisai's new knowledge center for the EU, expand from a about 50-people framework to around 100 people, and become Eisai's third full-function discovery base following those in Japan and the U.S.

Through such moves, the tripartite discovery research centers in Japan, the U.S. and Europe will enable us to improve the capability to carry out discovery work towards drug candidate compound selection. Number of researchers for discovery and development research, shall be increased globally from the current about 760 to 1,000 people.

3. Improving Clinical Research

Clinical research sites are spreading out widely, from Japan, the U.S. and Europe to Russia, India and South Africa. In order to manage operations in Japan, the U.S., Europe and Asia under unified leadership, we will strive to unite global clinical research by bringing the Clinical Research Center in Japan under Eisai Global Clinical Development in the U.S. In this way, we will achieve global unification of the important clinical research functions of clinical pharmacology, data management and biostatistics, and also move towards their reinforcement. We will be able to manage entire spectrum of clinical investigation from exploratory clinical research to large-scale and multi-national studies with aforementioned. Furthermore, we will establish a clinical research management base in Asia in order to respond to the expanding clinical research needs in Asia. The number of global clinical researchers shall be increased by approximately about 300 people to 800.

4. Establishment of the R&D Management Company (R&DMC)

Of paramount importance in drug discovery and development is how each team that is set up per project can achieve target goal according to plans. R&DMC is the mechanism for solidly managing each International Project Team (IPT) individually, and allocating necessary resources and personnel. This company shall be established as a split-off and its objectives shall be as follows.

(1) Individual project based management of IPTs that are formed by projects, for their smooth progress

(2) Single decision making process for objectives, directions, timeline, etc., and timely

and streamlined actions will be formed while respecting the independence of management in each R&D network companies

(3) Global unification and reinforcement of R&D functions, and establishment of global leadership

(4) Allocation of R&D resources of ¥200 billion level and active investment in new and evolving technologies, such as –omics technologies, regeneration medicine and bioinformatics, under unified interest for the improvement of drug R&D capabilities

(5) Management of intellectual property

Oncology Business

Oncology is an area in which innovations are progressing the most at this time. The essence of our successful conduct of The Plan will be to carry out cutting-edge global R&D, strive to create a product lineup, and build a franchise in this area. We plan to establish Eisai Oncology Unit in the U.S., where oncology R&D is being conducted actively and innovations such as world-leading and state-of-the-art therapies are progressing at a rapid pace, in order for development work of expanding oncology pipeline to meet the planned filing schedule as well as to integrate drug discovery, clinical research and marketing of oncology area.

Oncology marketing strategy includes a focus in the U.S. where E7389, our in-house anti-cancer agent, will be launched the first in the world. It is also important that we develop a global oncology strategy with collaboration among U.S., Japan, and Europe. By tailoring the development program according to the specifics of each region and by acquiring new products through our business development, we will conduct active marketing.

It is important that we develop oncology as a total business not only for tumor treatment but also for supportive therapies, such as for pain, anemia and nausea.

Operation by Region

Numerical targets by area in FY2011 and forecast of market growth in the respective fregions are shown in the table below. According to in-house forecast, global pharmaceuticals market will grow CAGR 7% during 2005 to 2011.

Area	Market forecast in 2011			Plan for FY2011		
	Market size ($billion)	%	CAGR 05-11(%)	Net sales (billion yen)	%	CAGR 05-11(%)
Japan				3,600	36	4
Ethical Pharmaceuticals	80	8.6	2	3,200	32	7
Americas	410	44.2	8	440	44	10
Europe	266	28.7	7	140	14	21
Asia & others	172	18.5	9	60	6	20
Overseas	849	91.4	8	640	64	13
Total	929	100.0	7	1,000	100	9

Japanese pharmaceutical market will remain low growth of CAGR 2% due to the series of revisions of health insurance reimbursement including drug price cut, whereas the U.S. market will still grow at the CAGR of about 8% even though the market growth will slow down due to increase of changing factors in market by enlarging government involvement in medical fields such as Medicare Part-D as well as expanded use of generic drugs. For Europe, we estimate the market will grow at CAGR 7% with healthy expansion of new member and non-member states of European Union, while cost containment measures of medical costs adopted in G5 countries are posting severe impact. Asian market will record 9% CAGR despite the impact of drug cost reduction measures in China and Taiwan.

Eisai will target 7% CAGR in Japan, which is above the market growth, based on the successful results with *Aricept* and *Pariet* and rich pipelines of new products. We plan to continue our achievement of double-digit growth exceeding market growth in the largest pharmaceutical market of the world, the U.S. We anticipate more than 20% growth in Europe with the continuous launch of Zonegarn and *Prialt* as well as expanding our marketing territories. The growing market of Asia, China and India will lead Eisai's continuous growth at 20%.

With the aforementioned targets, net sales proportion in Japan, U.S., Europe and Asia will form approximately 36:44:14:6; and the proportion will come close to global ratio of the U.S. and Asia. That will make Eisai's proportion well balanced.

1. American Operation

The primary responsibility of the US business is to promote the continuous growth and maximize the business opportunities in neurology and GI areas; and to play a central role in establishing the oncology franchise. Even if the US market should be in a state of declined growth in the future, we will achieve double-digit growth in the area managed by US operations. We will assume, for FY2011, net sales of 440 billion yen (roughly twice what it is today).

The integrative oncology, in which we will be newly involved, is the biggest strategic issue in the US during The Plan. In preparation for the launch of E7389 scheduled to be filed in FY2006, we plan to inaugurate Eisai Oncology Unit and to promote clinical development of new oncology drugs in parallel with enriching product portfolio targeted for hospital market such as *Fragmin*.

We will maintain the gold-standard position of *Aricept* for Alzheimer's disease by adding severe indication thereby making *Aricept* a treatment for all stages of Alzheimer's disease. With Medicare Part D, which went into effect in January 2006, acting as tailwind, we will attempt to achieve double-digit growth every year for *Aricept* and aim to make it about 2-billion dollar product by 2010, when its composition of matter patent will expire. We will try to minimize the generic erosions following the composition of matter patent expiry with the new marketing strategies and the strategic launch of new formulations and indication/usage. We also strive to actively promote development and regulatory filing of E2012, a post-*Aricept* candidate. For the reinforcement of neurology franchise, we have E2007 that is currently in development for Parkinson's disease followed by epilepsy and multiple sclerosis, and AS-3201 for diabetic complications, in addition to E2012 as mentioned before.

As to *AcipHex*, we foresee the competitive market condition to change significantly with the composition of matter patent expiry of other branded proton pump inhibitors scheduled in 2009. We will carry out marketing efforts by combining promotion of product advantages through continuous detailing, enhancement of brand recognition and flexible pricing. We will prepare for the coming composition of matter patent expiry of *AcipHex* scheduled in 2013 through maximization of product potential by obtaining approvals of new indications and formulations.

Furthermore, the filings and approvals of E5555 (FY2011), which is expected to become a major product, and other new products in neurology and oncology areas will come into view in The Plan. We will form a new marketing team with 1,500 MRs, in which 300 MRs are for oncology, in line with the inauguration of independent marketing and oncology business.

2. Japanese Operation

We will plan for a CAGR of 7%, which is above market growth, up to FY2011 by achieving the top share in each of our three franchise areas—neurology, gastroenterology and locative systems in Japan. The basis of doing so is to achieve the launch and cultivation of our new group of products with *Aricept* and *Pariet* as the base.

We will aim to further increase the market penetration rate by extending the market cultivation strategy involving patient education programs. In particular, market penetration rate will go beyond 50% by both improving that for mild to moderate Alzheimer's disease and the addition of severe Alzheimer's disease indication to become a

full-spectrum treatment.

Regarding *Pariet*, the addition of two indications – *H. pylori* eradication and symptomatic GERD – will become the key factors of the growth strategy. We will unearth potential patients through the maximum utilization of Eisai's original diagnosis support tools and its inclusion in regional medical collaboration as the core of our marketing strategy.

Regarding the group of new products, we will realize the on-schedule filing and approval of our themes, such as T-614 (filing name: *Careram*), D2E7 (filing name: *Raheara*), KES524, E2014, E0167, E7389, and E2007. Furthermore, we will continue to pursue further product acquisitions and opportunities for alliance towards our realization of a No.1 position in the aforementioned franchise.

Regarding MRs, we will seek a 1,600 member framework, including about 100 MRs dedicated to oncology, towards the inauguration of Oncology Business with an approval of E7389 expected during The Plan.

As for the consumer health product business, we will implement the reform of the overall value chain with the integration of customer definition, brand marketing and trade marketing as its basis. We plan for an operating margin of 20% in FY2011.

Finally, regarding the diagnostic drugs, generic drugs and medical equipment businesses, we will strive to promote the areas beginning with how we can fortify their relationships with the ethical pharmaceuticals business in terms of creating patient value, which is the philosophy of Eisai.

3. European Operation

The pillar of The Plan in Europe is to achieve compound average growth rate of 20% or more, which is greatly above the market growth, by not only maximizing current products – fundamental for organic growth – but also by the timely launch and nurturing of new products, proactive expansion of markets and operations, and advancement of aggressive business development that takes market needs into account. We will expand our coverage from the current 12-country framework to 30 countries through expansion to all EU Member States, Central and Eastern European countries and Russia, and enforcement of MRs to about 760 people framework. The European Knowledge Center to be newly established in the U.K. will play the role of drafting and disseminating strategies for the entire EU in order to realize what this pillar entails.

Regarding *Aricept*, Eisai will attempt to increase market shares using new indications and formulations as an opportunity in the U.K., Germany and France, where it carries out independent sales. In other regions where we co-promote *Aricept*, we will strive to provide value to patients as the originator of the product. As for *Pariet*, the continuation of extremely harsh circumstances under the adverse trend facing PPI overall is assumed. However, we will aim to boost the product by active involvement in Germany,

the U.K. and Italy, as well as enforcing the marketing and promoting efforts in other regions.

With such strategies in place, we anticipate the CAGR of European operation to be about 21%, and its share in Eisai's consolidated sales will rise from the current 7.5% to nearly 14%.

Concerning new products, we will execute development simultaneously with the U.S. However, because *Zonegran* has a data protection period of 10 years in the EU and there are expectations to expand its indications including mono-therapy, we expect a major contribution to income in Europe. Also, there are in-licensed products such as *Prialt* that is specific to Europe, and their expansion is imperative to rapid growth in Europe.

4. Asian Operation

We have achieved a presence in East Asia, Southeast Asia and West Asia, with plans to advance to the Middle East and Turkey, which remains to be entered. The pillars of The Plan for Asia are the two major markets of China and India. We will use the launch of clevudine for treating hepatitis that remains to be a major unmet medical need in China as a big momentum to aim at a 1,000 MRs framework and the net sales of ¥35 billion. Furthermore, while we regard Asia as an important site for implementing the Transformation Strategy to be mentioned later, we are especially considering wide-ranging development in India, and the importance of this country will increase dramatically.

As to *Aricept*, we will increase our detail share qualitatively and quantitatively through a focus on the early diagnosis and treatment of patients to unearth patients through patient education, screening programs, provision of diagnostic support tools and other measures, as well as by setting up teams dedicated to *Aricept* in each country. We will also focus on early approval of the *Aricept* rapid disintegration tablet and realize the timely introduction of additional indications and formulations at an early stage through close collaboration with Japanese, European and American development teams.

Pariet has been achieving growth through the strength of the PPI market in Asia. Under the growing competition in the market, we will proactively expand the share of voice and evidence construction for *Pariet* and aim to increase our market share.

With the aforementioned, we forecast the CAGR of about 20% during the period of The Plan, and its proportion in the consolidated sales of Eisai will increase from the current 3.3% to about 6%.

Production and Quality Strategy

Quality and Production Division aims to realize world-leading cost competitiveness by outperforming other companies in quality and speed. For this purpose,

it will pursue a seamless value chain that utilizes Eisai's and Eisai network company's production functions and transformation strategies, which are based on our unique quality assurance framework, to build a stable and global supply system. Toward 2011, it will solidly incorporate the changes in order to build a framework for the stable supply of high-quality products at competitive costs accompanying the launch of new global products. The target cost of goods sold to sales ratio will be 15% for FY2011. It will achieve further cost reductions for in-house products in order to enable the distribution of resources to business development.

Transformation Strategy

In The Plan, we featured the pursuit of 'global flexibility' as a major concept. From this viewpoint, the transfer of operations (Transformation) to an area that possesses a superior technological level and high cost performance will be an important strategy towards the acquisition of global flexibility. Eisai's strategy puts priority on R&D and production, and we aim at not only cost reduction but also creation of innovative knowledge qthrough the maximum utilization of India's superiority from a mid-term standpoint.

Areas planned for expansion in India are clinical research, data management, statistical analysis, medical chemistry, process chemistry, formulation research and production.

Global Human Resources (HR) Strategy

Employees are the sole stakeholders that can personally enhance Eisai's corporate value. In order to enable WHQ and R&DMC to achieve their goals, we will promote the establishment and initiation of a global human resources management and development program as well as reporting system. We will specifically develop a system that helps Eisai capable of running the dual-reporting and virtual organization.

(End of document)

FOR IMMEDIATE RELEASE

February 28, 2006

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Tetsushi Ogawa Director of Board of Directors' Secretariat Mr. Atsuo Naganawa Director of Corporate Communications Phone: 81-3-3817-5120

Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders

The Board of Directors of Eisai Co., Ltd. (the Chair: Tadashi Kurachi) resolved the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders on February 28, 2006. This Policy aims at ensuring the corporate value and common interest of shareholders through achievement and implementation of the 5th Mid-term Strategic Plan (which will apply for 6 years, from FY2006 to FY2011) approved by the Board of Directors on the same day. A summary of the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders is as follows.

<Summary of the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders >

1. Purposes and Nature

Eisai has decided to introduce a Policy for Protection of the Company's Corporate Value and Common Interests of the Shareholders (hereinafter referred to as "the Policy") in order to ensure the corporate value and common interests of the shareholders through achievement and implementation of the 5th Mid-term Strategic Plan based on the philosophy as the *hhc* company.

The Policy is a prior notice typed plan. It sets forth an orderly procedure to be followed when an acquisition of large block of our shares is planned to secure sufficient time and information for shareholders to make appropriate judgments. It also enables the Company to issue new share subscription rights to all the shareholders which the acquirer is not entitled to exercise and dilute its voting rights of the acquirer if the procedure is not followed by the acquirer or if the

acquisition is inappropriate and would undermine the corporate value and common interests of the shareholders. By these, this Policy is designed to deter inappropriate acquisitions.

The procedure in this Policy will be primarily managed by an Independent Committee of Outside Directors which consists of all seven (7) outside directors who are the majority of the Board of Directors (7 out of 11) and are all independent from the company management, and the Independent Committee of Outside Directors will provide evaluations of proposed acquisition and make judgments as to whether to submit a proposal on the issue of the new share subscription rights to the Board of Directors.

2. Background to the Adoption

In regard to the adoption of the Policy, a Special Committee consisting of 3 outside directors proposed the adoption to the Independent Committee of Outside Directors after examination with advices from several outside experts. As the result of examination whether or not to adopt the Policy, the Independent Committee of Outside Directors regarded it to be essential to ensure common interests of the shareholders and proposed it to the Board of Directors. The Board of Directors discussed the matter and resolved the adoption today.

In this way, adoption of the Policy was initiated by two committees consisting solely of outside directors independent from the company management to ensure the company's corporate value and common interests of the shareholders.

It is also noted that the Board of Directors decided on the details of the Policy in priorconsultation with the Tokyo Stock Exchange.

3. Procedure

An acquirer who plans to acquire 15% or greater of our outstanding shares by any purchase or any takeover bid is required to submit the necessary information to the Independent Committee of Outside Directors in accordance with the Policy.

The Independent Committee of Outside Directors may receives information from Eisai's management, and will evaluate the proposed acquisition, provide information to the shareholders, and may invite proposals of alternative plans and may negotiate with the acquirer.

If the acquirer fails to observe the procedure or the Independent Committee of Outside Directors determine that the acquisition undermines the corporate value and common interests of the shareholders, the Committee may recommend to the Board of Directors to issue the new share

subscription rights to ensure the company's corporate value and the common interests of the shareholders.

4. Effective Period

The effective period of the Policy is until June 30, 2012. This includes the period of the 5th Mid-term Strategic Plan (from April 2006 to March 2012). Annual review of the Policy, which may result in continuance, modification, or abolition, will be conducted at the Independent Committee of Outside Directors and the Board of Directors consisting of the directors newly elected immediately after the Ordinary General Meeting of Shareholders.

[The Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders is accompanied as an attachment]

Policy for Protection of Company's Corporate Value and Common Interests of Shareholders

1. Reasons for Adoption

As a human health care (*hhc*) company, the Company believes that its mission of first priority, securing and enhancing our corporate value and the common interests of our shareholders, will be achieved by creating value for patients. To create value for patients it is necessary to undertake research and development of new drugs, to manufacture and distribute high quality products, and to manage and provide information to achieve the safe use of pharmaceutical products. To do this the Company must implement, long-term corporate measures. To strengthen shareholder value, it is essential that the Company grow steadily and continuously. Furthermore, to fulfill its corporate social responsibility and accomplish the mission set out above, the Company, in 2004, adopted a "Board Committee System" and established a highly transparent governance structure.

In order to realize the above mission, the Company plans to increase its corporate value and strengthen shareholder value by introducing and implementing a variety of long term measures such as the Term V Mid-term Strategic Plan. However, considering the escalating competition surrounding the Company, the changes in the Japanese legal system and corporate culture relating to M&A in Japan, we can anticipate the potential for acquisitions of the Company's shares intended to materially affect the Company's management policy. More specifically, if acquisitions of 15% or more of the outstanding shares of the Company are made, the Company may be prevented from fully carrying out our above stated mission. We believe the likelihood of a material effect as a result of such a 15% or greater acquisition of shares is made clear by the following points: First, the standards for related companies according to the Regulations for the Terminology, Format and Method of Preparation of Financial Statements, apply in the case of ownership of voting rights of 15% to 20% and an inference of an ability to exert a major influence. Also, taking into account quorum numbers, a 15% shareholding represents a large portion of the votes needed to defeat any special resolutions of the general shareholders' meeting.

The Company does not reject any and all acquisitions that are intended to obtain a large volume of shares of the Company or that permit a third party to participate in the Company's business management, if such acquisitions will greatly increase the corporate value of the Company. However, among acquisitions of large shareholding positions, there are many that are detrimental

and that would, in view of their purpose and the business policy after such acquisitions, cause obvious and irreparable damage to the shareholders' interests; that are structured to coerce other shareholders to sell their shares under unfavorable conditions; that do not give sufficient time and information to the Company and shareholders for their examination of the substance of the proposed acquisition and consideration of alternatives; or that offer terms and conditions that are insufficient or inappropriate in light of the Company's intrinsic value. Furthermore, in order to realize value for patients, and thereby to increase the corporate value and the common interests of the shareholders, research and development systems of new drugs, a stable supply of high quality products, and proper management and provision of information on safety and efficacy of drugs are essential. If the Company fails to secure these processes, the Company's corporate value and the common interests of the shareholders will be harmed.

Therefore, the Board of Directors of the Company has determined that the adoption of this Policy for Protection of Company's Corporate Value and Common Interests of Shareholders (the "Policy") is essential to deter acquisitions, including the above types of acquisitions, that are likely to substantially and adversely offend the principle of shareholders' interests, and therefore resolves to adopt this Policy.

For any acquisition of a 15% or greater stake, this Policy will first require the acquirer or the person proposing the acquisition (hereinafter, together with a tender offer bidder (TOB) or one proposing a TOB, collectively referred to as an "Acquirer") to provide information to the Company about the intended acquisition in advance of such acquisition. By doing this, the Company will be able to secure a period to collect and review information regarding the purchase, explain the business plan to the shareholders, and, if necessary, propose alternatives and negotiate with the Acquirer. On the contrary, if an Acquirer enters into an acquisition without providing information in advance, or if the acquisition is not determined, within the procedures of this Policy, to be an acquisition that will not substantially harm the Company's corporate value and the common interests of the shareholders, as mentioned below, the Company will issue as necessary, by allocation to all shareholders at that time, new share subscription rights conditioned such that the Acquirer and certain related parties may not exercise such rights (collectively the "Rights", pertaining to any single share a "Right") This Policy will decrease the relative percentage of voting rights held by the Acquirer by issuing the Rights and will aim to prevent any acquisition that will substantially harm the Company's corporate value and the common interests of the shareholders.

The adoption of this Policy, and the process for the evaluation of a proposed acquisition of a 15% or greater stake, any discussions and negotiations with the Acquirer, and the judgment of whether or not the issuance of the Rights is required based on the results of said discussions and negotiations are required to be objective and reasonable to prevent the possibility that management could manipulate this Policy to protect its own interests. The Board of Directors of this Company consists of eleven (11) directors, the majority of whom are outside directors. This majority is made of seven (7) outside directors who are independent from the Company Management, including a corporate manager, academic experts, a CPA, and attorneys, with abundant experience and excellent records of achievement. Of the four (4) other directors who are not outside directors only one (1) is engaged in day-to-day business operations. Therefore, the Company believes that the Board of Directors will be able to make an objective and reasonable decision for the shareholders' interests.

In the adoption of this Policy, a "Special Committee" was established first, consisting of three (3) outside directors. The Special Committee received opinions from independent outside advisors, and examined whether or not this Policy should be adopted. As a result of the examination, the Special Committee determined that the adoption of a policy was essential to prevent acquisitions which could substantially harm the Company's corporate value and the common interests of the shareholders. This Policy was proposed to the Independent Committee of Outside Directors, which consists of all seven (7) outside directors (please see Attachment No. 1, "Outline of the Independent Committee of Outside Directors" regarding requirements for resolutions and matters to be resolved), and the Independent Committee of Outside Directors examined whether or not it should be adopted. As a result of the examination, the Independent Committee of Outside Directors decided that this Policy was essential and appropriate to prevent acquisitions which could substantially harm the Company's corporate value and the common interests of the shareholders, and recommended to the Board of Directors to adopt this Policy. The Board of Directors, after examination of this Policy, resolved to adopt it. Thus, this Policy has been adopted for the common interests of the shareholders by the initiative of the Independent Committee of Outside Directors.

In addition, in order to ensure that the operation of the Policy is objective and reasonable, the Independent Committee of Outside Directors will be primarily responsible for the operation of this Policy. In case of an actual proposed acquisition of a 15% or greater shareholding, the Independent Committee of Outside Directors will, acting on their own initiative, determine whether or not all the criteria set forth in Article 4 below have been satisfied

Unless, the Independent Committee of Outside directors determines that the Acquisition satisfies all the criteria set forth in Article 4 below, in principle, it will propose that the Board of Directors issue the Rights. Then, the Board of Directors will determine ultimately whether or not the issuance of the Rights will be necessary. If the Independent Committee of Outside Directors decides that the Company should not issue the Rights, the Board of Directors will make neither an examination nor a determination of the issuance of the Rights. By adopting this system, with respect to the judgment of whether the Rights should be issued, this Policy will prevent arbitrary decisions by Management and make it difficult to issue the Rights.

2. Acquisitions Subject To This Policy

Under this Policy, the Rights may be issued in accordance with the procedures stipulated in this Policy in the event of an acquisition or proposal of acquisition as set forth below in 2.1) or 2.2) below (hereinafter collectively referred to as an "Acquisition").

1) A purchase or other acquisition, that, if completed, would make a person's[1] shareholding percentage[2] of shares issued by the Company[3] 15% or more; or

2) A TOB[4] that, if successful, will make a TOB Acquirer's plus its special affiliated person's[5] shareholding percentage[6] of shares[7] issued by the Company[8], 15% or more in total.

3. Process for the Issuance of the Rights

1) Prior Information Submission from Acquirer to the Independent Committee of Outside Directors

The Acquirer, who proposes to make an Acquisition set forth in Article 2 above, shall prior to publicly announcing any proposed Acquisition or

[1] Defined in the Securities and Exchange Law, Article 27-23(3)
[2] Defined in the Securities and Exchange Law, Article 27-23(4)
[3] Defined in the Securities and Exchange Law, Article 27-23(1)
[4] Defined in the Securities and Exchange Law, Article 27-2(6)
[5] Defined in the Securities and Exchange Law, Article 27-2(7), provided that the persons stipulated in the Cabinet Order regarding disclosure of TOB by a person other than the issuer, Article 3(1) will be excluded
[6] Defined in the Securities and Exchange Law, Article 27-2(8)
[7] Defined in the Securities and Exchange Law, Article 27-2(1)
[8] Defined in the Securities and Exchange Law, Article 27-2(1)

launching a TOB, submit in writing to the Independent Committee of Outside Directors the information set forth in Appendix 2 which is necessary to examine the content of the Acquisition (the "Necessary Information") and a declaration that the Acquirer will comply with the procedures stipulated in this Policy (together with the Necessary Information, the "Acquisition Description").

If the Independent Committee of Outside Directors determines that the content of the Acquisition description is insufficient to meet the requirements set forth for the Necessary Information, the Committee may request the Acquirer to submit additional Necessary Information, setting a specific deadline if appropriate. In this circumstance, the Acquirer will submit the remaining Necessary Information by the deadline.

If the Independent Committee of Outside Directors believes that the Acquirer started the Acquisition without complying with the procedure stipulated in this Policy, the Committee, in principle, will propose to the Board of Directors to issue the Rights in accordance with 3. 3)(1) below unless there is a special situation in which case the Committee may continue to discuss and negotiate with the Acquirer to request the submission of the Acquisition description and the Necessary Information.

2) Examination of the Acquisition Content, Negotiation with Acquirer, and Presentation of an Alternative Proposal by the Independent Committee of Outside Directors

If the Acquirer submits to the Independent Committee of Outside Directors an Acquisition description, and sufficient Necessary Information including additional Necessary Information, if any, which is requested by the Independent Committee of Outside Directors, the Committee may also request the Board of Executive Officers of the Company to provide opinions on the content of the Acquisition by the Acquirer and the materials which show the grounds for such opinions, alternatives and other necessary information and materials which the Independent Committee of Outside Directors appropriately regards as necessary, within a period to be set by said Committee.

The Independent Committee of Outside Directors will collect information and examine the content of the Acquisition, any alternative proposed by the Executive Officer, and the business plan of each of the

Acquirer and the Board of Executive Officers for sixty (60) days in principle (however, the Outside Directors Independent Committee can extend the period in accordance with 3.3)(3) below) after the receipt of the Necessary Information and additional materials requested by the Independent Committee of Outside Directors from the Acquirer (the "Examination Period"). The Independent Committee of Outside Directors will, if necessary, directly or indirectly, negotiate with the Acquirer to improve the share Acquisition content from a viewpoint of corporate value and common interests of the shareholders of the Company, and may present an alternative proposal to the shareholders of the Company.

The Independent Committee of Outside Directors can, at its discretion, obtain advice from independent third parties (including financial advisers, CPAs, lawyers, consultants and other specialists) at the Company's expense in order to ensure that the Committee's decision is reasonable.

During the Examination Period, the Independent Committee of Outside Directors may make public information relating to the fact that the Acquirer has submitted a Acquisition description and the Necessary Information and other matters that the Committee determines are relevant.

The Acquirer shall not initiate an Acquisition before the end of the Examination Period.

3) Resolution of the Independent Committee of Outside Directors

The Independent Committee of Outside Directors will take the following procedures:

(1) In such case that an Acquirer has not complied with the procedures set forth in 3.1) and 2) above, unless the Independent Committee of Outside Directors determines that 3.3)(2) or (3) below is applicable, the Committee will, in principle, propose to the Board of Directors to issue the Rights without regard to whether it is during or after the Examination Period.

The Independent Committee of Outside Directors may make public information regarding the fact that the Committee proposed the issuance of the Rights to the Board of Directors, the summary of the advice and grounds for the Committee's decision and/or other

matters that the Committee decides are appropriate.

However, if there is a change in the fact situation underlying the decision, the Independent Committee of Outside Directors may revise its decision. In this circumstance, the Committee may immediately make public information that the Committee considers necessary.

(2) If the Committee finds, as a result of the examination and, if appropriate, negotiation with the Acquirer, that the purchase by the Acquirer will meet all of the criteria stipulated in 4.1) through 9), below, the Committee will determine not to issue the Rights without regard to whether it is during or after the Examination Period. In this circumstance, the Board of Directors will not examine whether or not the Company should issue the Rights in connection with the resolution of non-issuance of the Rights.

The Independent Committee of Outside Directors may make public information regarding the fact that the Committee determined not to issue the Rights, the summary of the determination and grounds for the Committee's decision and other matters that the Committee decides are appropriate.

If the facts underlying the determination change, the Committee may revise its decision and propose to the Board of Directors to issue the Rights. In this circumstance, the Committee may immediately disclose information that the Committee decides is necessary.

(3) If the Outside Directors Independent Committee did not advise the Board of Directors either to issue or not to issue the Rights by the end of the original Examination Period, the Committee may resolve that the Examination Period will be extended to the extent that such extension is necessary to examine the share purchase content, negotiate with the Acquirer and prepare an alternative proposal. (The same procedure will apply to a subsequent extension.)

The Independent Committee of Outside Directors may disclose information regarding the grounds for the extension of the Examination Period, the extended period, and other matters that the Committee considers appropriate.

If the Examination Period is extended based on the above resolution, the Committee will continuously examine the substance of the share

Acquisition, and, if necessary, negotiate with the Acquirer and prepare an alternative proposal, and will propose to the Board of Directors to issue the Rights or determine not to issue them, or present an alternative proposal during the extended period.

4) Resolution of the Board of Directors

If the Board of Directors receives a proposal from the Independent Committee of Outside Directors to issue the Rights, it should make a resolution without delay.

The Board of Directors will, immediately after the above resolution, disclose information regarding the fact that the Board of Directors made that resolution, the summary of the resolution and grounds for such resolution, and other matters that the Board of Directors considers appropriate.

Provided, that if the facts underlying the determination change, the Board of Directors can make another determination.

If the Independent Committee of Outside Directors resolves to not issue the Rights, as stated in 3.3)(2) above, the Board of Directors will not examine whether or not the Rights should be issued.

4. Criteria for Advice on the Issuance of the Rights

The Independent Committee of Outside Directors will, in principle, advise Board of Directors to issue the Rights unless the Independent Committee of Outside Directors decides that the Acquisitions subject to this Policy satisfy all the criteria described below:

1) the share Acquisition is conducted in accordance with procedures stipulated in this Policy;

2) the share Acquisition will not cause damage to the Company's corporate value and the common interests of the shareholders by the following:

(1) Accumulating shares with the intent of requiring the Company to buy them back at a higher price;

(2) Temporarily taking control of the management of the Company and

running the Company in the interests of the Acquirer at the expense of the Company, such as acquiring the Company's important assets at low prices;

(3) Pledging assets of the Company as collateral for debts of the Acquirer or its group companies or using the Company's funds to repay such debts; or

(4) Temporarily taking control of management of the Company and selling valuable assets that are currently not related to the Company's businesses and declaring temporarily high dividends with profits from the disposition, or selling the shares at a higher price after the share price rose due to temporarily high dividends;

3) the Acquisition would not coerce shareholders into selling their shares in such situations such as two-tiered takeovers (takeovers that coerce shareholders into accepting a higher priced front-end tender offer by setting unfavorable terms or not specifically indicating terms for the back end of the transaction, without offering to buy all shares at the front end);

4) the Acquisition does give the Company a reasonable period of time to make proposals for alternatives to the share purchase;

5) the Acquisition does provide, and sufficiently provides, in light of the current or future shareholding rate or other relevant information of such Acquirer, the shareholders of the Company with information to examine the substance of the share Acquisition, such as summary information of the Acquirer (including the information set forth in Appendix 2, Section 1) , how the price for the share Acquisition was calculated (including the information set forth in Appendix 2, Section 3), evidence of the funds for the share purchase (including the information set forth in Appendix 2, Section 4), management policy after the share Acquisition, business plan, capital policy and dividend policy(including the information set forth in Appendix 2, Section 5);

6) the conditions of the Acquisition (including the information set forth in Appendix 2, Sections 2 and 6) are not insufficient or inadequate, taking into consideration the intrinsic value of the Company;

7) the Acquisition will not violate the applicable laws and the Company's articles of incorporation;

8) the acts of the Acquirers as the shareholder will not adversely affect the managing of the Company and will not materially harm the Company's corporate value and the common interest of the shareholders; and

9) the Acquisition will not materially harm the Company's corporate value and the common interest of the shareholders in accordance with the applicable laws, administrative advice, court decisions or rules of the stock exchanges.

5. Effective Period of this Policy

This Policy will remain effective until June 30, 2011, concurrent with the period of the Term V Mid-term Strategic Plan (from April 2006 to March 2012).

After the adoption of this Policy, the Independent Committee of Outside Directors will, after the ordinary general shareholders meeting each year, consider continuing, revising or abolishing this Policy The Independent Committee of Outside Directors will propose the result of that consideration to the Board of Directors, who will accordingly continue, revise or abolish the Policy. The term of each Company director is one (1) year. Each director is appointed at the ordinary shareholders meeting held every June. Since the Company has no staggered board or restrictions on dismissing directors, any director may be appointed or dismissed at a shareholders meeting and the Independent Committee of Outside Directors and the Board of Directors, may resolve that this Policy should be abolished or that Rights will not be issued at the said shareholders meeting.

In this regard, the Company believes that this Policy can fully reflect the shareholders' intentions with regard to adopting, maintaining, continuing or abolishing this Policy.

Even during the effective period of this Policy, if necessary, the Company may review or abolish this Policy, or adopt different protection measures based on the Independent Committee of Outside Directors' examination.

6. Major Terms of the Rights

The major terms of the Rights to be issued based on this Policy are as stated below The Company plans to register the issuance of Rights in advance to expedite the issuance.

1) Shareholders Subject to the Allocation

The Company will allocate one (1) Right per share held by the shareholders (excluding those held by the Company) who are described or recorded on the last shareholders' list or real shareholders' list as of the date that the Board of Directors designates as the allocation date (the "Allocation Date") in the issuance resolution for the Rights (the "Issuance Resolution").

2) Type and Number of Shares to be Issued by the Rights

The type of shares to be issued by the Rights will be common shares of the Company. The number of shares to be issued by one (1) Right will be one (1) share, or another number of shares that the Board of Directors designates in the Issuance Resolution.

3) Total Number of the Rights

The maximum number of the Rights will be the same as the total number of the last outstanding shares as of the Allocation Date (excluding the number of common shares held by the Company).

4) Price of Issuing the Rights

Free of Charge

5) Amount Payable upon the Exercise of Rights

The amount payable per Right will be one (1) Japanese Yen.

6) Exercise Period of the Rights

The exercise period of the Rights will start on the issuance date of the Rights as designated by the Board of Directors in the allocation resolution, and last for the period between one (1) month and two (2) months as designated by the Board of Directors in the Issuance Resolution.

7) Conditions to Exercise the Rights

(1) ①Specific large volume holders [i.e. excluding persons defined in items (a) through (d) below, (A) the holders (including holders under the Securities and Exchange Law, Article 27-23(3)) of shares issued by the Company (subject to the Securities and Exchange Law, Article 27-23(1), the same applies in the following paragraph unless otherwise specified), and the shareholding ratio (defined in the

Securities and Exchange Law, Article 27-23(4)) exceed 15% or more, or approved to be the holder of 15% or more by the Company's Board of Directors; or (B) the person who purchases (defined in the Securities and Exchange Law, Article 27-2(1), the same applies in the following paragraph) the shares issued by the Company (subject to the Securities and Exchange Law, Article 27-2(1)) by TOB (defined in the Securities and Exchange Law, Article 27-2(6)) and whose shareholding (including those stipulated in Enforcement Ordinance of the Law, Article 7(3)) ratio (defined in the Securities and Exchange Law, Article 27-2(8), the same applies in the following paragraph) after the purchase plus shareholding ratio of his/her special interested person (defined in the Securities and Exchange Law, Article 27-2(7), provided that the persons stipulated in the Cabinet Order regarding disclosure of TOB by a person other than the issuer, Article 3(1) will be excluded, the same applies in the following paragraph) will be 15% or more] as of the Record Date and/or Exercise Date Allocation Date; ②His or her co-owner (i.e. the person defined in the Securities and Exchange Law, Article 27-23(5), including the person deemed to be the co-owner under Article 27-23(6) of the Law) (when stipulated in item (A) above); ③His or her special interested person (when stipulated in item (B) above); ④Persons who succeeded the Rights from the persons under ① through ③ above without approval of the Company's Board of Directors; or ⑤Person deemed by the Company's Board of Directors to be substantially the same as the persons under ① through ④ above, or controlled by such person, or under the same control of such person (from here ① through ⑤, collectively called "Specific Large Volume Holders") are not allowed to exercise the Rights.

(a) The Company, the subsidiaries of the Company (defined in Article 8(3) of the Regulations for the Terminology, Format and Method of Preparation of Financial Statements) or the affiliated companies of the Company (defined in Article 8(5) of the Regulations for the Terminology, Format and Method of Preparation of Financial Statements);

(b) A person who acquired a 15% or greater shareholding without intent of controlling the business activities of the Company and is deemed by the Board of Directors to be subject to item (A) or (B) above, and who has become not subject to item (A) or (B) by disposing of a sufficient

number of the shares of the Company within ten (10) days without excercising or retaining any power over such divested shares a term that may be extended by the Board of Directors;

(c) A person who is deemed by the Board of Directors to be subject to item (A) or (B) above for a reason not attributable to the person such as a purchase of that person's own shares by the Company (excluding such person who additionally and intentionally purchased shares afterward);

(d) A person whose position as a shareholder, according to the Board of Directors, will not be against the interest of the Company (provided that when a certain requirement is established by the Company, such requirement is fulfilled).

(2) In addition to the provisions stipulated in (1) above, the Rights may not be exercised by those who do not represent that they are not the Specific Large Volume Holders or fail to submit documents that pledge the matters designated by the Board of Directors.

8) Cancellation of the Rights

There are no provisions for causes or conditions of canceling the Rights

9) Assignment of the Rights

The assignment of the Rights will require the approval of the Board of Directors.

Based on 6.7) above, Specific Large Volume Holders may not exercise the Rights. If Specific Large Volume Holders were able to freely assign the Rights to third parties, the Company would not be able to achieve the purpose to prevent any purchase that will harm the corporate value and the common interests of the shareholders. Therefore, the transfer of the Rights under this Policy is restricted. However, Specific Large Volume Holders may assign the Rights to a third party approved by the Board of Directors.

7. Impact on Shareholders

1) Impact on Shareholders Upon the Adoption of this Policy

Since the Rights will not be issued at the adoption of this Policy, there will be no specific impact on the shareholders' rights and interests.

2) Impact on Shareholders Upon the Issuance of the Rights

If the Rights are issued, one (1) Right per share of the Company's common stock will be allocated, free of charge, to the shareholders as of the allocation date that will be separately stipulated in the Board of Directors' issuance resolution. If a shareholder fails to make the relevant payment or to take other relevant procedures regarding the exercise of the Rights during the exercise period, that shareholder's percentage of shares will be diluted by other shareholders' exercise of the Rights.

Further, the issuance of the Rights will become non-cancelable as of the four (4) business days prior to the allocation (including the Allocation date). The reason for making the Rights non-cancelable as of the Allocation Date is to avoid any loss to shareholders other than the Acquirer due to confusion in the markets or loss of liquidity of the stock. By making the issuance of Rights non-cancelable there is no substantial doubt as to the amount and timing of the dilution of each share. Each share will be diluted but each shareholder will receive at least enough additional shares to offset such dilution. The shareholding percent of each individual shareholder will either not change or slightly increase.

3) Necessary Procedure for Shareholders after the Issuance of the Rights

(1) Procedure for Transfer of Shares

If the Board of Directors resolves that the Rights will be issued, the Company will publish the Allocation Date of the Rights. Since the Rights will be allocated to the shareholders who are described or recorded on the last list of shareholders or the real list of shareholders as of the Allocation Date, the shareholders will be required to transfer the register of shares by the Allocation Date in order to have the benefit of the Rights.

(2) Procedure of Application for the Rights

The Company will send the allocation notification of the Rights and the application form for the Rights to the shareholders who are

described or recorded on the last list of shareholders or the real list of shareholders as of the Allocation Date. The shareholders will be required to apply for the subscription of the Rights by properly filling in the form, placing a seal and submitting the form to the application handling agent during the application period which was separately decided by the resolution of the Board of Directors. If the shareholders fail to make an application during the application period, they will lose the application rights and will not be able to subscribe for the Rights.

(3) Procedure for Exercise of the Rights

The Company will send the Rights Exercise document (the form of which will be specified by the Company and which will contain the pledge by the shareholder that the shareholder is not the Specific Large Volume Holder) and other documents which are necessary to exercise the Rights to the shareholders who applied for the Rights during the application period. After exercising the Rights, one (1) common share or another number of common shares that is separately designated by the issuance resolution per Right will be issued, on the condition that during the exercise period, the shareholders submit the Rights exercise document designated by the Company and pay one (1) Japanese Yen per Right to the payment-handling agent.

In addition to the above, the details of methods of the application, the transfer register of shares and payment will be published or notified to the shareholders after the issuance resolution of the Rights. Please confirm the contents of such publication or notification.

The procedures of issuance and exercise of the Rights are as stated above in principle. The Board of Directors may resolve the other procedures of issuance and exercise to the extent that the laws and regulations permit at the time of issuance or exercise in order to avoid the disadvantage of shareholders who do not subscribe or exercise the Rights. In this case, the details of the necessary methods will be also published or notified to the shareholders. Please confirm the contents of such publication or notification.

End

Appendix 1

Outline of the Independent Committee of Outside Directors

1. Members

All outside directors of the Company

2. Resolution Requirements

Resolutions of the Independent Committee of Outside Directors should be made in principle by the majority of all members who are all required to attend the Committee. In the event that any of the members cannot attend the Committee meeting, resolutions of the Committee can be made by the majority of present members whose number should be a majority of all members.

3. Matters To Be Resolved

The Independent Committee of Outside Directors, in principle, should resolve the following matters and advise the Board of Directors on the content of the resolution together with its reason. However, concerning the resolution of non-issuance of the Rights and the extension of the Examination Period, the Independent Committee of Outside Directors will not give any advice to the Board of Directors and the Independent Committee of Outside Directors will determine those matters. Each member of the Committee shall make their decision from a viewpoint of whether or not the matter will achieve the Company's corporate interest and the common interests of the shareholders, and shall not take into consideration their personal interests or the interests of other directors or executive officers of the Company:

Matters to be Resolved

(i) Determination of whether share purchase is subject to this Policy;

(ii) The Information to be provided by the Acquirer and the Board of Executive Officers to the Independent Committee of Outside Directors;

(iii) Scrutiny and examinations of terms of the share purchase;

(iv) Negotiation with the Acquirer;

(v) Scrutiny of any alternative proposal against a share purchase;

(vi) Issuance or Non-issuance of the Rights or a Period of Examination by the Independent Committee of Outside Directors;

(vii) Adoption, review continuance and/or revision, or abolition of this Policy;

(viii) Examination and adoption of defense measures against share purchases other than this Policy; and

(ix) Other matters to be determined by the Board of Directors relating to this Policy or the Rights.

In making judgments for the above matters, the Independent Committee of Outside Directors will make efforts to sufficiently collect necessary information in order to ensure appropriate judgments. Furthermore, the Independent Committee of Outside Directors may obtain advice from independent third parties including without limitation financial advisors, CPAs, lawyers, consultants and other experts at the Company's expense.

The Necessary Information

(1) A profile of the Acquirer and its group (including its joint holders, its special affiliated persons, cooperators or other members of the partner if the Acquirer is a fund) including its specific name, capital relationship and financial details.

For Acquirers which are natural persons, provide such persons' principal occupation or employment for the past five years through the present, including the principal business and address of any corporation or other organization ("Entity") in which the occupation or employment is or was conducted, giving the applicable starting and ending dates for each employment, and the age and citizenship of such persons.

For Acquirers which are Entities should provide the following for such entity and each of its significant subsidiaries: principal business of such Entity, the jurisdiction of organization, description of its capital stock and long-term debt financial statements for the past three years, description of any material pending legal proceedings to which such entity or any of its properties is subject, a brief description of the business done, names of all directors and executive officers.

All Acquirers should disclose if they have been (i) charged or convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors), and if so, the crime committed, the penalty (or other disposition) imposed, and the court involved or (ii) a party to a judicial or administrative proceeding in the past five years that resulted in, or where the relief sought is, a judgment, decree or final order finding such person in violation of, or enjoining future violations or prohibiting activities related to, the securities laws or the commercial code of Japan, and shall disclose the terms of any such judgment, decree or order;

(2) The purpose, method and terms of the Acquisition (including the type and amount of consideration to be offered, the expected timing of the Acquisition, any related transactions, legality of the Acquisition, and the Acquirer's belief as to the success probability of the Acquisition);

(3) The calculation grounds for the price of the Acquisition (including the facts and assumptions that underlie the calculation, the calculation method, the numerical information which was used for the calculation, the amount of the synergy to be expected from any series of transactions relating to the Acquisition and the basis for such calculations;

(4) The evidence of the funds for the Acquisition (including the specific name of the provider of the funds (including the substantial provider), the manner in which funds will be raised, and the terms of related transactions);

(5) The proposed business policy, business plan, capital policy and dividend pollciy for the company after an Acquisition (including a share transfer, transfer of business, merger, demerger, stock-for-stock exchange or stock-for-stock transfer, a sale of assets, a reorganization or liquidation, any change in present capital or dividend rates or policy, indebtedness, or capitalization, any change in the present management of the Company, any change in the Company's corporate structure, business, business policy, business plan, the acquisition or deposition of securities of the Company, any delisting of the common stock from any common stock exchange, or any change in the Company's constituent documents or any extraordinary transaction);

(6) The proposed policies regarding employees, business partners, customers, local communities in which the company operates, and other stakeholders after the Acquisition;

(7) Situation regarding necessary government approvals, business approvals, and regulatory compliance measures, consents, agreements and approvals necessary to be obtained from third parties, the potential application of anti-trust and/or other competition law and other material laws of jurisdictions in which the Company operates or sells products related to the Acquisition; and

(8) Other information that the Independent Committee of Outside Directors reasonably deems necessary.

FOR IMMEDIATE RELEASE
March 29, 2006

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone 81-3-3817-5085

Notice of Shelf Registration for Stock Options

Eisai Co., Ltd. (Headquarters: Tokyo, Director, President & CEO: Haruo Naito) today announced that the Company filed a shelf registration statement with the Japanese regulatory authorities for possible issuance of stock options in accordance with "the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" (resolved at the Board of Directors on February 28, 2006).

Details are as follows.

1. Securities Type: Stock options

2. Issuable Period: Two years from the effective date of the shelf registration of stock options (from April 6, 2006 to April 5, 2008)

3. Offering Method: Rights offering to shareholders

4. Issuable Amount: ¥ 800,000,000
(Issuable amount is the total amount to be paid upon exercise of all stock options. The issue price of a stock option is zero yen.)

Eisai resolved "the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" at the Board of Directors on February 28, 2006. The Policy is a prior notice type plan. It sets forth an orderly procedure to be followed when an acquisition of large block of our shares is planned to allow sufficient time and information for shareholders to make appropriate judgments. It also enables the Company to issue new stock options to all shareholders and the acquirer is not entitled to exercise and dilute its voting rights of the acquirer if appropriate procedures are not followed by the acquirer or if the acquisition is inappropriate and would undermine the corporate value and common interests of the shareholders. By these, this Policy is designed to deter inappropriate acquisitions. With this shelf registration, it will be possible to promptly issue stock options in accordance with rights offering to shareholders.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE

May 16, 2006

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice president Corporate Communications Phone 81-3-3817-5085

Notice on New Stock Issuance in the Form of Stock Options

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "the Company") resolved at a meeting on May 16, 2006 to propose at the 94th Ordinary General Meeting of Shareholders to be held on June 23, 2006 to entrust a decision of items for subscription to the Board of Directors of the Company pursuant to Articles 236, 238 and 239 of the Corporation Law as follows.

1. Reason for offering subscription to reservation rights for new shares under preferential conditions
   Reservation rights for new shares will be issued gratis to Eisai ("the Company") employees as stock options in order to provide incentive and raise morale, thereby increasing the corporate value of the Company.
2. Content of the reservation rights for new shares and ceiling on the number of stock options
   1) Ceiling on the number of stock options
      The ceiling on the number of stock options, the content of which is stipulated in 3) below, shall be 1050. Note that the ceiling on the total number of shares that can be issued by execution of these stock options shall be 105,000 ordinary shares of the Company. In the case that the number of shares to be granted is adjusted under 3) (1) below, the ceiling shall be the adjusted number of shares to be granted multiplied by the ceiling number of stock options listed above.
   2) The offering of the stock options shall not necessitate the payment of money.
   3) The content of the stock options shall be as follows
      (1) Type and number of shares to be used as stock options

The type of shares to be used as stock options shall be ordinary shares. The number of shares constituting one stock option ("Number of Shares") shall be 100 shares. However, in the event that the Company carries out a stock split (inclusive of the gratis allotment of the Company's ordinary shares; the same hereafter in relation to stock splits) after the date of resolution by the 94th Ordinary General Meeting of Shareholders ("Date of Resolution") or reverse stock split, the number of shares shall be adjusted according to the following formula. Amounts of less than one share arising from this adjustment shall be disregarded.

Adjusted Number of Shares = Pre-adjustment Number of Shares x (Reverse) Stock split ratio

In addition, the number of shares shall be adjusted rationally in the event of the occurrence, after the Date of Resolution, of unavoidable circumstances that necessitate an adjustment of the Number of Shares.

(2) Value of assets to be contributed for the exercise of stock options

The value of assets to be contributed for the exercise of stock options will be the amount to be paid per share of stock granted ("Exercise Price") multiplied by the Number of Shares. The Exercise Price shall be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange on each day (excluding days on which no trading is concluded) of the month preceding the month in which the stock option is issued ("Issue Date") ("Closing Price") with amounts less than 1 yen rounded up to the nearest yen. However, if this amount is less than the Closing Price on the Issue Date (in the event that no trading is concluded on that date, the Closing Price of the day immediately preceding the date on which no trading is concluded), the Exercise Price shall be the Closing Price on the Issue Date. In the event that after the Issue Date the Company carries out a stock split or reverse stock split of its ordinary shares, the Exercise Price will be adjusted according to the following formula, with resulting amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event that after the Issue Date the Company issues new ordinary shares or disposes of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of reservation rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code" [2001 Law No. 128] or exercise of the conversion

of securities to the Company's ordinary shares or exercise of the conversion of convertible shares or the exercise of reservation rights for the grant of the Company's ordinary shares including reservation rights attached to bonds with stock options), the Exercise Price shall be adjusted according to the following formula, with amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, the "Number of previously issued shares" is the total number of shares excluding treasury stock shares related to ordinary shares held by the Company. In the event treasury stock shares are disposed of, the "Number of new shares issued" shall be read as "Number of treasury stock shares disposed of."

In addition to the above, in the event of the occurrence of matters after the Issue Date that makes adjustment of the Exercise Price necessary, such as the gratis allotment of other types of shares to ordinary shareholders and the distributing of the shares of other companies as dividends to ordinary shareholders, the Exercise Price shall be adjusted within rational bounds after taking into consideration the conditions, etc., of such allotments, dividends, etc.

(3) Exercise period for stock options

From July 10, 2008 until June 23, 2016

(4) Matters related to increase in capital and capital reserve upon the issuance of shares through the exercise of reservation rights for new shares

i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be one-half the ceiling on the increase in capital, etc., as calculated according to Article 40 Paragraph 1 of the Company Calculation Regulations, with fractions under 1 yen rounded up to the nearest yen.

ii) The amount of capital reserve that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

(5) Restrictions on the acquisition of reservation rights for new shares through transfer

The acquisition of reservation rights for new shares by transfer shall require the approval of the Company's Board of Directors.

(6) Conditions for acquisition of reservation rights for new shares

When approval is granted for proposals i), ii), iii), iv) or v) below by resolution of the Company's General Meeting of Shareholders (or, in the

case that the resolution of the General Meeting of Shareholders is not required, when approval is granted by resolution of the Company's Board of Directors or the Representative Executive Officer), the Company may acquire, free of charge, on the date separately stipulated by the Board of Directors, reservation rights for new shares.

i) Proposal for the approval of merger agreements in which the Company will become the expired corporation

ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company

iii) Proposal for the approval of share exchanges or share transfer plans in which the Company will become a 100% subsidiary.

iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as contents of all shares issued by the Company

v) Proposal for approval of amendment to the Articles of Incorporation regulating, the necessity of the Company's approval for the acquisition of relevant shares by transfer as contents of shares to be issued for the purpose of stock options, or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders.

(7) In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole), reservation rights for new shares will be granted to each holder of the remaining reservation rights for new shares ("Remaining Reservation Rights for New Shares") for joint stock companies as listed in Article 236 Paragraph 1-8 イ to ホ of the Corporate Law ("Reorganized Company") under the following conditions. In this event, the Remaining Reservation Rights for New Shares shall expire, and the Reorganized Company shall newly issue reservation rights for new shares. However, this shall be limited to the case that the granting of reservation rights for new shares according to the following conditions are stipulated in the merger by absorption agreement, new merger agreement, merger and spin-off agreement, new spin-off plan, share exchange agreement or share relocation plan.

i) Number of stock options to be granted by the Reorganized Company
The same number of stock options as those possessed by holders of Remaining Reservation Rights for New Shares shall be granted respectively.

ii) Type of shares for the purpose of stock options of the Reorganized Company
Ordinary shares of the Reorganized Company.

iii) Number of Shares for the purpose of stock options of the Reorganized Company

To be determined according to (1) above after taking into consideration the conditions, etc., for Organizational Restructuring.

iv) Value of assets to be contributed for the exercise of stock options
The value of the asset to be contributed upon the exercise of each stock option shall be the amount paid, derived after adjusting the Exercise Price as stipulated by (2) above with consideration to the conditions, etc., for Organizational Restructuring, multiplied by the number of shares of the Reorganized Company for the purpose of stock options determined pursuant to iii above.

v) Period during which reservation rights for new shares may be exercised
The period during which reservation rights for new shares may be exercised shall commence from which ever is later of the commencement date for the exercise of reservation rights for new shares as stipulated by (3) above or the effective date of Organizational Restructuring, and shall end on the expiration date for the exercise of reservation rights for new shares as stipulated by (3) above.

vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of reservation rights for new shares
To be determined according to (4) above.

vii) Restrictions on the acquisition of reservation rights for new shares by transfer
The acquisition of reservation rights for new shares by transfer shall require the approval of the Board of Directors of the Reorganized Company.

viii) Conditions for the acquisition of reservation rights for new shares
To be determined according to (6) above.

(8) In the even that there are fractions of less than 1 share in the Number of Shares to be granted to those who exercise stock options, the fraction will be rounded down.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE

May 16, 2006

Listed Stock Name:	Eisai Co., Ltd.
Director and President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice president Corporate Communications Phone 81-3-3817-5085

Notice on Partial Amendments to the Articles of Incorporation

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "Company") resolved at a meeting on May 16, 2006 to propose at the 94th Ordinary General Meeting of Shareholders to be held on June 23, 2006 "the partial amendments to the Articles of Incorporation" as follows.

1. Reasons for the amendments

   Reasons for the amendments are specified in each Article. The outlines are as follows.

   (1) Additions, deletions, and changes in expressions and presentations of Articles pursuant to the Corporate Code (Code No. 86 in 2005)

   (2) Revisions of the entries in the object of the Company in accordance with the Corporate Code

   (3) Modifications and shifts of Articles in order to align with other similar expressions and presentations

2. Details of the proposed amendments (pages 47–49) are as follows:

(Amendments shown by underlines)

Current Article	Proposed Amendments	Reasons
Chapter I. General Provisions	***Chapter I. General Provisions***	
(Corporate name) **Article 1.** The corporate name of the Company shall be "Eisai Kabushiki Kaisha". In English translation, it shall be "Eisai Co., Ltd."	(Trade name) **Article 1.** The trade name of the Company shall be "Eisai Kabushiki Kaisha". In English, it shall be "Eisai Co., Ltd."	The whole article in English is revised for improvement.
(Corporate concept) **Article 2.** (1) The Company's corporate concept is to give first thought to patients and their families, and to increase the benefits that health care provides. Under this concept, the Company endeavors to become a human health care (*hhc*) company. (2) The Company's mission is the enhancement of patient satisfaction. The Company believes that revenues and earnings will be generated as a consequence of the fulfillment of the mission. The Company places importance on this positive sequence of the mission and the ensuing results. (3) Positioning compliance, the observance of legal and ethical standards as a core in all business activities, the Company strives to fulfill corporate social responsibilities. (4) The Company's principal stakeholders are patients, customers, shareholders and employees. The Company seeks to foster a good relationship with stakeholders and to enhance their value through making the following efforts: 1. Satisfying unmet medical needs, ensuring stable supply of high quality products, and providing useful information of safety and efficacy. 2. Timely disclosure of corporate managerial information, enhancement of corporate value, and proactive return to	(Corporate concept) **Article 2.** (To be unchanged)	

Current Article	Proposed Amendments	Reasons
shareholders. 3. Ensuring stable employment, offering challenging and fulfilling duties, and providing full opportunities for the development and enhancement of employees' capabilities.		
(Object) **Article 3.** The object of the Company shall be to carry on the following business activities: 1. Manufacture, sale, import and export of pharmaceuticals<u>, quasi-drugs, cosmetics, animal healthcare products, miscellaneous medical and sanitary goods, agricultural chemicals, fertilizers, feeding stuffs, feed additives, foods, drinks, seasonings, food additives, testing reagents and chemical industrial medicament.</u>	(Object) **Article 3.** The object of the Company shall be to carry on the following business activities: 1. <u>Research and development,</u> manufacture, sale <u>and</u> import and export of pharmaceuticals.	Major lines of business are enumerated in Item 1 and other businesses are put together in Item 2 in line with the practical change of the registration procedure pursuant to the enforcement of the Corporate Code (CC).
<u>2. Manufacture, sale, import and export of pharmaceutical manufacturing equipment and appliance, medical instruments, measuring, cleaning, and feeding equipment for livestock and fisheries industries, and experimental animal keeping equipment and implements.</u>	2. <u>Any other legally authorized businesses.</u>	
<u>3. Accept of commissions to conduct research relating to the toxicity, safety, analysis and the like of pharmaceutical products, cosmetics and chemical products.</u>	(To be deleted)	
<u>4. Keep and sale of experimental animals.</u>	(To be deleted)	
<u>5. Business of providing scientific and technical information, information processing business and management consulting business.</u>	(To be deleted)	
<u>6. Business of worker dispatching</u>.	(To be deleted)	
<u>7. Sale, purchase, lease, rent, manage and brokerage of real estates.</u>	(To be deleted)	
<u>8. Warehousing business and the automobile transportation business under the Road Traffic Law.</u>	(To be deleted)	
<u>9. Operate and manage of educational and training centers, gymnasiums and</u>	(To be deleted)	

Current Article	Proposed Amendments	Reasons
lodging facilities. 10. All activities incidental to the foregoing items.	(To be deleted)	
(Location of head office) **Article 4.** The head office of the Company shall be located in Bunkyo-ku, Tokyo.	(Location of head office) **Article 4.** The Company shall have its head office in Bunkyo-ku, Tokyo.	The expression is amended.
(Method of public notice) **Article 5.** Public notices of the Company shall be given by electronic public notice. In the event that there is any matter that makes it impossible to give electronic public notice, the public notice shall be given in the *Nihon Keizai Shimbun.*	(Method of public notices) **Article 5.** Public notices of the Company shall be given as electronic ones. In the event that an electronic public notice is unavailable due to a communication failure or any unavoidable circumstances, the public notice shall be published in the *Nihon Keizai Shimbun.*	The expression is amended in light of the CC.
(Company with committees system) **Article 6.** The Company shall apply the special provisions regarding the "Company with Committees System" as per Chapter 2, Paragraph 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc., of Kabushiki-Kaisha (hereinafter, "Special Exceptions to the Commercial Code").	(Company with committees system) **Article 6.** The Company shall be a company that adopts the "Company with Committees System," as defined in Article 2, Item 12, of the Corporate Code.	The terms and expressions are amended in light of the CC.
Chapter II. Shares	***Chapter II. Shares***	
(Total number of shares) **Article 7.** The total number of shares authorized to be issued by the Company shall be eleven hundred million (1,100,000,000) shares. However, in the event that the shares are retired, the number of shares equivalent of the retired shares shall be subtracted from the total number of shares authorized to be issued by the Company.	(Total number of issuable shares) **Article 7** The total number of issuable shares of the Company shall be eleven hundred million (1,100,000,000) shares.	The terms and expressions are amended in light of the CC. The conditional clause is deleted.
(New Article)	(Issuance of share certificates) **Article 8.** The Company shall issue share certificates with respect to the shares.	Issuance of share certificates is stipulated in light of the CC.

Current Article	Proposed Amendments	Reasons
(Acquisition of treasury stock shares) **Article 8.** As per Article 211, Section 3.1.2 of the Commercial Code, the Company may purchase treasury stock shares based on a resolution of the Board of Directors.	(To be deleted)	To be deleted because the acquisition of treasury stock shares has to be included in the distribution of retained earnings under the CC, and the relevant provisions are collectively stated in the proposed Article 40.
(Number of shares constituting one round lot) **Article 9.** The number of shares constituting one round lot shall be one hundred (100) shares.	(Number of shares constituting one round lot and non-issuance of share certificates for odd-lot shares) **Article 9.** (1) (To be unchanged)	The terms and expressions are amended in light of the CC.
(New Paragraph)	(2) Despite the preceding paragraph, the Company shall not issue share certificates with respect to odd-lot shares; provided that this provision shall not supersede the Share Handling Regulations.	The current Article 10 is shifted to this Article and terms and expressions are amended.
(Non-issuance of share certificates for odd-lot shares) **Article 10.** The Company will not issue share certificates for shares constituting less than one round lot (hereafter "odd-lot shares"). However, this provision will not supercede the Share Handling Regulations.	(To be deleted)	Shifted to Article 9, Paragraph 2.
(New Article)	(Rights to odd-lot shares) **Article 10.** The shareholders of the Company (including beneficiary shareholders; the same applies from here) cannot exercise any rights other than those stipulated below. 1. Rights as set forth in Article 189, Paragraph 2, of the Corporate Code; and	To clarify shareholders' rights to odd-lot shares in light of the CC. (See the reference below for the items of Article 189, Paragraph 2,

Current Article	Proposed Amendments	Reasons
	2. Rights for receiving allotment of subscribed shares and stock acquisition rights, in proportion to the number of shares held by each shareholder.	of the CC.) To clarify that shares for subscription and the stock acquisition rights will be allotted in light of the CC.
(Transfer agent) **Article 11.** (1) The Company shall have a transfer agent responsible for shares.	(Custodian of shareholders' register) **Article 11.** (1) The Company shall have a custodian of shareholders' register.	The terms and expressions are amended in light of the CC.
(2) The transfer agent and its business office shall be selected by the Board of Directors or by (an) Executive Officer(s) delegated by resolution of the Board of Directors and public notice shall be given of such matters.	(2) The custodian of shareholders' register and its business office shall be determined by the Board of Directors or by (an) Executive Officer(s) delegated by resolution of the Board of Directors and public notices shall be given of such matters.	The terms and expressions are amended in light of the CC.
(3) The register of shareholders, the register of beneficial owners, and the register of lost share certificates of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, registration relating to the right of pledge, indication of trust property, cancellation of such registration of indication, reissue of share certificates, purchase of shares constituting less than one round lot and other business relating to shares shall be handled by the transfer agent and not by the Company.	(3) The Company shall not handle the office work including the preparation and maintenance of the register of shareholders (including the register of beneficiary shareholders; the same applies from here), the register of stock acquisition rights and the register of lost share certificates, and all these administrative services shall be delegated to the custodian of the shareholders' register.	The terms and expressions are amended in light of the CC.
(Share Handling Regulations) **Article 12.** The denomination of share certificates, the procedures for transfer of shares of the Company on its register of shareholders, registration relating to the right of pledge, indication of trust property or cancellation of such registration, reissue of share certificates, purchase of shares constituting less than one round lot and other matters concerning the handling of shares and handling charges therefor shall be governed by the Share Handling Regulations	(Share Handling Regulations) **Article 12.** Regarding the handling of shares, handling charges and procedure for exercising shareholder rights therefor, the Board of Directors or (an) Executive Officer(s) delegated by resolution of the Board of Directors shall determine in the Share Handling Regulations unless otherwise provided by law or these Articles of Incorporation.	The expression is amended in light of the CC.

Current Article	Proposed Amendments	Reasons
established by the Board of Directors or by (an) Executive Officer(s) delegated by resolution of the Board of Directors.		
(Reference date) **Article 13.** (1) The Company shall deem the shareholders appearing on or recorded in the register of shareholders and/or the register of beneficial owners (including beneficial owners; hereinafter the same is applicable.) as of the closing of accounts for each fiscal year to be those shareholders who are entitled to exercise their rights at an Ordinary General Meeting of Shareholders to be held in respect of the relevant fiscal year. (2) In addition to the preceding paragraph, the Company may fix a reference date, whenever necessary, by giving advance public notice based on a decision of the Board of Directors or by (an) Executive Officer(s) delegated by resolution of the Board of Directors.	(To be deleted)	The reference date for Ordinary General Meetings of Shareholders is shifted to Article 14, while the reference dates for year-end and interim distribution of retained earnings to Article 41, respectively.
Chapter III. General Meetings of Shareholders (Convocation) **Article 14.** The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day following each date of closing of accounts, and extraordinary general meetings of shareholders shall be convened as necessary.	***Chapter III. General Meetings of Shareholders*** (Convocation) **Article 13.** (1) The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the end of each fiscal year, and Extraordinary General Meetings of Shareholders shall be convened at whenever necessary.	Change of article No. The expression and terms are amended in light of the CC.
(New Paragraph)	(2) General Meetings of Shareholders shall be convened by a Director previously appointed by the Board of Directors, unless otherwise provided by law. In case that Director is prevented from so doing, another Director shall act in that Director's place in accordance with an order previously determined by the Board of Directors.	The current Article 15 is shifted here, and the convener is a Director in light of the CC.
(2) General Meetings of Shareholders	(3) General Meetings of Shareholders	The place of the

Current Article	Proposed Amendments	Reasons
shall be held at the Company's head office, adjacent locations, or other locations in Tokyo.	shall be held at a place located in Tokyo.	meeting is clarified in light of the CC.
(New Article)	(Reference date of an Ordinary General Meeting of Shareholders) **Article 14.** The reference date for the voting rights at an Ordinary General Meeting of Shareholders shall be March 31 of every year.	The current Article 13 is shifted here, and the reference date is clarified in light of the CC.
(New Article)	(Internet disclosure of reference documents, etc. and deemed provision thereof) **Article 15.** In convening a General Meeting of Shareholders, the Company shall be deemed to have provided the shareholders with the information that must be mentioned or displayed in the reference documents of a General Meeting of Shareholders, business reports, financial statements and consolidated financial documents by disclosing such information via the Internet pursuant to the regulations issued by the Ministry of Justice.	To allow the supply of the reference documents of a General Meeting of Shareholders, etc., via the Internet in light of the CC.
(Person to convene meeting and Chairman) **Article 15.** Except as otherwise provided by law, the General Meetings of Shareholders shall be convened by the Representative Executive Officer and President in accordance with the resolution of the Board of Directors and chairmanship of such Meeting shall be assumed by the Representative Executive Officer and President. In case the Representative Executive Officer and President is prevented from so doing, another Executive Officer shall act in his place in accordance with an order previously determined by the Board of Directors.	(Chairman) **Article 16.** The Chairman of a General Meetings of Shareholders shall be the Director or the Executive Officer(s) predetermined by the Board of Directors. In case the Director or the Executive Officer(s) is prevented from so doing, another Director or an Executive Officer shall act in his or her place in accordance with an order previously determined by the Board of Directors.	Change of article No. The convocation related provision is shifted to Article 13, Paragraph 2, and the Chairman related provision is arranged.
(Method of adopting resolutions) **Article 16.** (1) Except as otherwise provided by	(Method of adopting resolutions) **Article 17.** (1) Unless otherwise provided by law	Change of article No. The expression is

Current Article	Proposed Amendments	Reasons
law, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	or these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of those shareholders with exercisable voting rights(s) present at the meeting.	amended in light of the CC.
(2) As per Article 343 of the Commercial Code, the special resolutions shall be adopted at the meeting, at which shareholders representing one-third (1/3) or more of the total number of shareholder voting rights shall be present, by a majority of two-thirds (2/3) or more of the votes of the shareholders present.	(2) The resolutions as per Article 309, Paragraph 2, of the Corporate Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights held by shareholders present, where such shareholders present shall hold shares representing one-third (1/3) or more of the exercisable voting rights of the shareholders.	The expression is amended in light of the CC. (See the reference for Article 309, Paragraph 2, of the CC.)
(Exercise of voting rights by proxy) **Article 17.** A shareholder may exercise his or her voting rights by delegating his or her proxy to another shareholder of the Company who has voting rights.	(Exercise of voting rights by proxy) **Article 18.** (1) A shareholder of the Company may exercise his or her voting rights by appointing one (1) proxy having voting rights who is a shareholder of the Company.	Change of article No. This provision clarifies the procedure relating to a proxy.
(New Paragraph)	(2) The shareholder of the Company or his/her proxy shall submit a document evidencing a power of attorney to the Company at each General Meeting of Shareholders.	
(Minutes) **Article 18.** (1) A substance of proceedings and the results thereof at a General Meeting of Shareholders shall be recorded in the minutes, which shall be signed by the Chairman of the Meeting and the Directors and Executive Officers present.	(Minutes) **Article 19.** The minutes shall be prepared and kept with respect to the substance of proceedings of a General Meeting of Shareholders in compliance with law.	Change of article No. The expression is amended in light of the CC.
(2) The Company shall keep originals of the minutes of General Meeting of Shareholders at the head office for ten (10) years and copies thereof at the branch offices for five (5) years.	(To be deleted)	
Chapter IV. Directors and Board of Directors (Number) **Article 19.** The Company shall have not more than fifteen (15) Directors.	***Chapter IV. Directors and Board of Directors*** (Number) **Article 20.** (To be unchanged)	Change of article No. The expression in Japanese is

Current Article	Proposed Amendments	Reasons
		amended, but English remains the same.
(Election) **Article 20.** (1) Directors shall be elected at a General Meeting of Shareholders.	(Election) **Article 21.** (1) Directors shall be elected by resolution at a General Meeting of Shareholders.	Change of article No. The expression is amended to standardize the wording in Japanese.
(2) For the election of Directors, the presence of shareholders holding one-third (1/3) or more of the total number of shareholder voting rights shall be required and they shall be elected by a majority of the votes of the shareholders present.	2) The resolution for the election of Directors shall be adopted by an affirmative vote of a majority of the voting rights held by shareholders present, where such shareholders present shall hold shares representing one-third (1/3) or more of the exercisable voting rights of the shareholders.	The expression is amended in light of the CC.
(3) Cumulative voting shall not be used in the election of Directors.	(3) Cumulative voting shall not be used for a resolution of electing Directors.	The expression is amended.
(Term of office) **Article 21.** The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the final closing of accounts within one (1) year after their assumption of office.	(Term of office) **Article 22.** The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the fiscal year ending within one (1) year after their election.	Change of article No. The terms and expressions are amended in light of the CC.
(New Article)	(Establishment of the Board of Directors) **Article 23.** The Company shall have the Board of Directors.	To be stipulated in light of the CC.
(Chairman) **Article 22.** One (1) Director shall be designated as Chair, based on a resolution of the Board of Directors.	(Chairman) **Article 24.** One (1) Director shall be designated as Chairman by a resolution of the Board of Directors.	Change of article No. The terms are amended in light of the CC.
(Convocation) **Article 23.** (1) Except as otherwise provided by law, a meeting of the Board of Directors shall be convened and presided over by the Chairman. In case the Chairman is prevented from so doing, another Director shall act in	(Convocation) **Article 25.** (To be unchanged)	Change of article No. The expression is amended to standardize the wording in Japanese.

Current Article	Proposed Amendments	Reasons
his place in accordance with an order previously determined by the Board of Directors. (2) Notice for convening a meeting of the Board of Directors shall be dispatched to each Director three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.		
(New Article)	(Omission of resolution) **Article 26.** In case all the Directors with exercisable voting rights have given unanimous consent for any matter to be resolved at the Board of Directors in writing or via an electromagnetic method, a resolution of the Board of Directors to pass the matter to be resolved shall be deemed to have been adopted to that effect.	To allow management to flexibly adopt Board resolutions in light of the CC.
(Regulations of the Board of Directors) **Article 24.** In addition to those provided by law or by these Articles of Incorporation, any matters with respect to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.	(Regulations of the Board of Directors) **Article 27.** (To be unchanged)	Change of article No. The expression is amended to standardize the wording in Japanese, but English remains the same.
(Minutes of meeting of the Board of Directors) **Article 25.** (1) A substance of proceedings and the results thereof at a meeting of the Board of Directors shall be recorded in the minutes, which shall be signed by the Chairman of the meeting and the Directors present.	(Minutes) **Article 28.** The minutes shall be prepared and kept with respect to the substance of proceedings of the Board of Directors meeting in compliance with law.	Change of article No. The expression is amended in light of the CC.
(2) Minutes of meetings of the Board of Directors shall be kept at the head office of the Company for ten (10) years.	(To be deleted)	
(Exemption from liability) **Article 26.** (1) The Company may, based on a resolution of the Board of Directors, exempt Directors (including former Directors) from liabilities related to the Company as per Article 21,	(To be deleted)	The exemption from liability for Directors and Executive Officers is collectively stated in the proposed

Current Article	Proposed Amendments	Reasons
Section 17.1 of the Special Exceptions to the Commercial Code, based on Subsection 4, up to legally determined limits.		Chapter VIII.
(2) The Company may conclude contracts with Outside Directors regarding liabilities as per Article 21, Section 17.1 of the Special Exceptions to the Commercial Code, up to the total amount stipulated in Article 266, Section 19 of the Commercial Code, as per Article 21, Section 17.5 of the Special Exceptions to the Commercial Code.	(To be deleted)	
(New Chapter)	***Chapter V. Committees***	Inclusion of a new chapter
(Committees) **Article 27.** (1) The Company shall have a Nominating Committee, an Audit Committee and a Compensation Committee.	(Establishment of committees) **Article 29.** (1) (To be unchanged)	Change of article No. Paragraph 2 is made an independent article, Article 30, in line with other similar provisions.
(2) The Directors constituting the aforementioned Committees shall be determined by resolution of the Board of Directors.	(Election) **Article 30.** The Directors constituting the Committees shall be elected by resolution of the Board of Directors.	In line with other similar provisions, this provision is made an independent article and the expression is amended.
(New Chapter)	***Chapter VI. Independent Auditors***	Inclusion of a new chapter
(New Article)	(Establishment of independent auditors) **Article 31.** The Company shall have Independent Auditors.	The provision is established in light of the CC.
(New Article)	(Election) **Article 32.** The Independent Auditors shall be elected by a resolution at a General Meeting of Shareholders.	The provision is established in line with other similar provisions.
Chapter V. Executive Officers	***Chapter VII. Executive Officers***	Change of chapter No.
(New Article)	(Establishment of executive officers)	In line with other

Current Article	Proposed Amendments	Reasons
	<u>Article 33.</u> <u>The Company shall have Executive Officers.</u>	similar provisions, the establishment of executive officers is stipulated.
(Election) **Article <u>28</u>.** Executive Officers shall be elected by the Board of Directors.	(Election) **Article <u>34</u>.** Executive Officers shall be elected by a <u>resolution of</u> the Board of Directors.	Change of article No. The expression is amended in line with other similar provisions.
(Term of office) **Article <u>29</u>.** The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors <u>held</u> following the close of the Ordinary General Meeting of Shareholders relating to the <u>final closing of accounts</u> within one (1) year after their <u>assumption of office.</u>	(Term of office) **Article <u>35</u>.** The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors <u>convened</u> following the close of the Ordinary General Meeting of Shareholders relating to <u>the fiscal year ending</u> within one (1) year after their <u>election.</u>	Change of article No. The terms and expressions are amended in light of the CC.
(Representative executive officers) **Article <u>30</u>.** At least one (1) Executive Officer shall be designated as Representative Executive Officer, <u>based on</u> a resolution of the Board of Directors.	(Representative executive officers) **Article <u>36</u>.** At least one (1) Executive Officer shall be <u>elected</u> as Representative Executive Officer, <u>by</u> a resolution of the Board of Directors.	Change of article No. The expression and terms are amended in light of the CC.
(President) **Article <u>31</u>.** One (1) Representative Executive Officer shall be designated as President, <u>based on</u> a resolution of the Board of Directors.	(President) **Article <u>37</u>.** One (1) Representative Executive Officer shall be designated as President, <u>by</u> a resolution of the Board of Directors.	Change of article No. The expression is amended in line with other similar provisions.
<u>(Exemption from liability)</u> **<u>Article 32.</u>** <u>The Company may, based on a resolution of the Board of Directors, exempt Executive Officers (including former Executive Officers) from liabilities related to the Company as per Article 21, Section 17.1 of the Special Exceptions to the Commercial Code, based on Subsection 6, up to legally determined limits.</u>	(To be deleted)	The exemption from liability for Directors and Executive Officers is collectively stated in the proposed Chapter VIII.
(New Chapter)	***<u>Chapter VIII. Exemption from Liability</u>***	Inclusion of a new chapter

Current Article	Proposed Amendments	Reasons
(New Article)	(Exemption from liability) **Article 38.** (1) The Company may, by a resolution of the Board of Directors, exempt the Directors and Executive Officers (including former Executive Officers) from liabilities for damages due to negligence of their duties, as per Article 426, Paragraph 1, of the Corporate Code, to the legally authorized extent. (2) The Company may enter into a contract with each Outside Director to limit each Outside Director's liability for damages to a minimum amount that is stipulated by law, as per Article 427, Paragraph 1, of the Corporate Code.	The exemption from liability for Directors and Executive Officers is collectively stated. (See the reference below for Article 426, Paragraph 1, and Article 427, Paragraph 1, of the CC.)
Chapter VI. Accounts	***Chapter IV. Accounts***	Change of chapter No.
(Business year and date of closing of accounts) **Article 33.** The business year of the Company shall commence on the 1st day of April of each year and end on the 31st day of March of the following year, and the last day of such business year shall be the date of closing of accounts.	(Business year) **Article 39.** The business year of the Company shall be one (1) year from the 1st day of April of each year to the 31st day of March of the following year.	Change of article No. The expression and terms are amended in light of the CC.
(New Article)	(Organization to determine distribution of retained earnings, etc.) **Article 40.** The Company shall determine the matters listed in each item of Article 459, Paragraph 1, of the Corporate Code, including distribution of retained earnings, by the Board of Directors, without a resolution by a General Meeting of Shareholders, unless otherwise stipulated by law.	As a company with committees system, the Company has previously determined these matters by resolutions of the Board of Directors. The determination by the Board of Directors regarding the distribution of retained earnings is stipulated in light of the CC. (See the reference

Current Article	Proposed Amendments	Reasons
		below for the items in Article 459, Paragraph 1 of the CC.)
(Dividends) **Article 34.** (1) Dividends of profits shall be paid to the shareholders or registered pledgees appearing on or recorded in the register of shareholders and/or the register of beneficial owners as of the closing of accounts for each fiscal year.	(Reference date for distribution of retained earnings) **Article 41.** (1) The reference date for the Company's distribution of year-end dividends shall be the 31st day of March every year.	The terms and expressions are amended in light of the CC, and the reference date is stipulated.
(New Paragraph)	(2) The reference date for the Company's distribution of interim dividends shall be the 30th day of September every year.	The current Article 35 is shifted to this Paragraph. The expression is amended in light of the CC.
(2) The Company shall be relieved of the obligation to pay any dividend after the expiration of three (3) full years from the day such dividend becomes due and payable.	(To be deleted)	Shifted to Article 42.
(3) Unpaid dividends shall bear no interest.	(To be deleted)	To be deleted to change the method of handling non-payment that is attributable to the Company.
(Interim Dividends) **Article 35.** (1) The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing on or recorded in the register of shareholders and/or the register of beneficial owners as of the close of the 30th day of September of each year.	(To be deleted)	Shifted to Article 41, Paragraph 2.
(2) The Company shall be relieved of the obligation to pay any interim dividend after the expiration of three (3) full years from the day such interim dividend becomes due and payable.	(To be deleted)	Shifted to Article 42.

Current Article	Proposed Amendments	Reasons
(3) Unpaid interim dividends shall bear no interest.	(To be deleted)	To be deleted to prepare for non-payment that is attributable to the Company.
(New Article)	(Statute of limitation for dividends) **Article 42** In the event that the dividend in money has not been received after an elapse of three (3) years from the date of commencement of payments, the Company shall not be liable for such payments.	The current Articles 34 and 35 are shifted. The terms and expressions are amended in light of the CC.

Reference

This document summarizes the content of respective articles of the Corporate Code, which are referenced in the Articles of Incorporation, using general terms and expressions only for reference purposes. Accordingly, it is not an integral part of the Articles of Incorporation.

1. The items in Article 189, Paragraph 2, of the Corporate Code, which are stated in Article 10, Item 1 of the Articles of Incorporation, stipulate the following rights:
   (1) Right to receive the consideration provided for the acquisition of shares classified as those with a complete acquisition clause;
   (2) Right to receive money, etc. provided in exchange for the acquisition of shares with a (complete) acquisition clause;
   (3) Right to receive the gratis allotment of shares;
   (4) Right to request that the Company purchase odd-lot shares;
   (5) Right to request the distribution of residual properties; and
   (6) Other rights as set forth in the Ministerial Ordinance of the Ministry of Justice.

2. Matters to be resolved in relation to the Company as per Article 309, Paragraph 2, of the Corporate Code, which are stated in Article 17, Paragraph 2, of the Articles of Incorporation, are as follows:
   (1) Paid acquisition of treasury stock from any specified person(s);
   (2) Reverse stock split;
   (3) Delegation of decision-making authority to the Board of Directors on the subscription procedure for shares and stock acquisition rights to be offered for subscription (if the matter pertains to a case where shares are issued under certain preferential conditions);
   (4) Amendments to any provision(s) in the Articles of Incorporation and transfer of business, etc.; and
   (5) Merger, demerger, stock swap and transfer of stock (excluding relatively simple organizational restructuring).

3. Article 426, Paragraph 1, of the Corporate Code, which is stated in Article 38, Paragraph 1, of the Articles of Incorporation, stipulates that if the partial exemption from liability toward the Company for Directors or Executive Officers is made by a resolution of the Board of Directors, it shall be stipulated in the Articles of Incorporation.

4. Article 427, Paragraph 1, of the Corporate Code, which is stated in Article 38, Paragraph 2, of the Articles of Incorporation, stipulates that if a limitation on the liability toward the Company for Outside Directors is made through a contract with the Company, it shall be stipulated in the Articles of Incorporation.

5. The items in Article 459, Paragraph 1, of the Corporate Code, which are stated in Article 40 of the Articles of Incorporation, stipulate the following:
1) Acquisition of treasury stock;
2) Decrease in reserve;
3) Disposition of retained earnings; and
4) Distribution of retained earnings.